As filed with the Securities and Exchange Commission September 15, 2006

File No.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GREAT CHINA INTERNATIONAL HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Nevada	6500	87-0450232
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

C Site 25-26F President Building, No. 69 Heping North Street

Heping District, Shenyang 110003, People’s Republic of China

0086-24-22813888

(Address and telephone number of registrant’s principal offices)

Deng Zhi Ren

C Site 25-26F President Building, No. 69 Heping North Street

Heping District, Shenyang 110003, People’s Republic of China

0086-24-22815188

(Name, address and telephone number of agent for service)

Copies to:

Mark E. Lehman, Esq.

Parsons Behle & Latimer

One Utah Center, 201 South Main Street, Suite 1800

Salt Lake City, Utah 84111

(801) 532-1234

(801) 536-6111 fax

Approximate date of commencement of proposed sale to the public: As soon as practicable after the registration statement becomes effective.

The securities being registered on the Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class Of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock $0.001 par value (1)	762,500 shares	$5.05	$3,850,625	$412.02
Common Stock $0.001 par value (2)	817,844 shares	$6.00	$4,907,064	$525.06
Total	1,580,344		8,757,689	$937.08

(1)	The offering price and gross offering proceeds are estimated solely for the purpose of calculating the registration fee in accordance with paragraph (c) of Rule 457 under the Securities Act of 1933.

(2)	These shares are registered on behalf of selling security holders who hold outstanding options to purchase common stock at an exercise price of $6.00 per share, which is higher than $5.05 (the average high bid and low asked prices on September 8, 2006). The amount registered also includes such additional shares as may be issued as a result of the anti-dilution provisions of the options in accordance with Rule 416 under the Securities Act of 1933. The offering price and gross offering proceeds are estimated solely for the purpose of calculating the registration fee in accordance with paragraphs (c) and (g)(3) of Rule 457 under the Securities Act of 1933.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Subject to completion September 15, 2006

GREAT CHINA INTERNATIONAL HOLDINGS, INC.

COMMON STOCK

This prospectus covers 1,580,344 shares of the common stock of Great China International Holdings, Inc., that may be sold from time to time by the persons listed under the caption “Selling Security Holders,” beginning on page 32. Of the offered shares, 762,500 were sold to the selling security holders in a placement made in the People’s Republic of China that closed in April 2006. The remaining 817,844 shares are issuable at a price of $6.00 per share upon exercise of options granted to our chief executive officer and another employee. We will receive the proceeds from exercise of the options, if any are exercised. We will not receive any proceeds or benefit from resale of the shares by the selling security holders.

Quotations for our common stock are reported on the OTC Bulletin Board under the symbol “GCIH.” On September 8, 2006, the closing bid price for our common stock was $5.00 per share.

See “ Risk Factors” beginning on page 4 for information you should consider before you purchase shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2006.

PROSPECTUS SUMMARY

Our company

Great China International Holdings, Inc. (Great China Holdings) through its various indirect subsidiaries is engaged in commercial and residential real estate investment, development, sales, and management in the city of Shenyang, Liaoning Province, in the People’s Republic of China (PRC).

Great China Holdings has five real estate projects located in the city of Shenyang in which it has been selling and/or leasing units:

•	President Building comprises three blocks of commercial buildings, including two commercial towers, situated in Shenyang City, Heping North Street, which is the financial district of Shenyang. While the original intention was to sell a majority of the office buildings, management intends to retain this as their flag ship and a number of units were leased. Great China Holdings’ head office is situated on the 25th and 26th Floors of President Building.

•	Chenglong Garden, situated in Shenyang Huanggu District, comprises 12 blocks of modern apartments consisting of 865 residential apartments, a number of retail shops and ancillary facilities including basement car parking facilities and parks.

•	Qiyun New Village is situated along the Nanyun Riverside and consists of 347 residential units.

•	Peacock Garden is situated in Shenyang City, Heping North Street, is in the commercial district of Shenyang and is comprised of 197 low-density residential apartments.

•	The Maryland Building consists of 12,858 square meters of commercial space.

Great China Holdings also holds interests in and is working on development plans and financing for two new development projects:

•	The Xita Project - a mixed-use development located in the Heping District of Shenyang that will feature a construction area of almost 500,000 square meters, with an occupying area of approximately 101,000 square meters.

•	Chessboard Mountain - 420,317 square meters of land designated for residential and commercial development in Chessboard Mountain International Tourism Development District, Shenyang City

Our real estate business was acquired in July 2005 through the acquisition of Silverstrand International Holdings Limited in exchange for 10,102,333 shares of common voting stock issued to the former stockholders of Silverstrand International. Prior to the acquisition we were an inactive shell company with the name Red Horse Entertainment Corporation seeking a business venture in which to participate.

Our offices are located at C Site 25-26F President Building, No. 69 Heping North Street, Heping District, Shenyang 110003, PRC. The telephone number is 0086-24-22813888.

The offering

Great China Holdings sold 762,500 shares of common stock at $4.00 per share for gross proceeds of $3,050,000, to the selling security holders, all of whom reside in the PRC. The shares were sold under Regulation S, which establishes a safe harbor from the registration requirements of the Securities Act of 1933 for offers and sales of securities outside the United States. Great China Holdings agreed to register the shares for resale under the Securities Act of 1933.

In March 2006, Deng Zhi Ren became the chief executive officer of Great China Holdings and Tang Yee Kwan became the new investor relations officer. In connection with their engagement, Mr. Deng received an option to purchase 572,491 shares of common stock and Ms. Tang received an option to purchase 245,353 shares. Both options are exercisable at a price of $6.00 per share and vest in five equal increments beginning with the date of grant and continuing on the following four annual anniversary dates of grant, subject to continued employment with

Great China Holdings. Great China Holdings agreed to register the shares issued on exercise of the options for resale under the Securities Act of 1933.

Financial information

The following consolidated financial information is qualified by reference to the financial statements of Great China Holdings included at the end of this prospectus.

Statements of Operations Data

	Six months Ended June 30, 2006	Year ended December 31
		2005	2004
Revenues	$7,082,931	$26,524,108	$29,671,310
Cost of properties sold	4,048,801	18,765,799	20,650,226

Gross profit	3,034,130	7,758,309	9,021,084
Selling, general and administrative expenses:
Operating and selling expenses	60,218	485,313	2,153,379
Administrative expense	2,226,801	2,612,787	1,042,513
Depreciation	1,126,853	2,030,896	2,282,468

Income (loss) from operations	(379,742)	2,629,313	3,542,724
Other income (expense):	(2,118,294)	(2,514,464)	(4,139,972)

Income (loss) before income taxes	(2,498,036)	114,849	(597,248)
Provision for income taxes	—	(34,455)	—

Net income (loss)	(2,498,036)	80,394	(597,248)
Foreign currency translation adjustment	66,217	187,662	12,077

Total comprehensive income (loss)	$(2,431,819)	$268,056	$(585,171)

Net income (loss) per common share, basic and diluted	$(0.22)	$0.01	$(0.06)

Balance Sheet Data

	June 30, 2006	December 31, 2005
Working capital (deficit)	$(114,827,084)	$(44,660,313)
Total assets	$133,952,595	$79,419,818
Long-term liabilities	$2,210,889	$3,266,003
Stockholders’ equity (deficit)	$998,744	$(559,102)

RISK FACTORS

An investment in Great China Holdings involves a high degree of risk and common stock should not be purchased by anyone who cannot afford the loss of his or her entire investment. You should carefully consider all of the following risk factors discussed below as well as other information in the prospectus before purchasing the common stock. The risks described below are not all of the risks facing us. Additional risks, including those that are currently not known to us or that we currently deem immaterial, may also impair our business operations.

Risks Related to Our Business

We are in default on a substantial portion of our mortgage loans, so if we cannot resolve the pending obligations, we could lose a substantial portion of our properties and we may not be able to continue in business.

Great China Holdings was delinquent on $35.6 million of bank loans as of June 30, 2006, and an additional $20.0 million in bank loans were current at that date. As a result, Great China Holdings had a working capital deficit of $114.8 million at June 30, 2006. The overdue and current loans are secured by a substantial portion of our properties in Shenyang. The ability of Great China Holdings to continue as a going concern is dependent on its ability to negotiate an extension or other resolution of the bank debt maturities. If it is unable to resolve these obligations, it could lose a substantial portion of its properties and its ability to continue in business would be in doubt.

We have been and will continue to be dependent on bank debt to finance our projects and, therefore, our ability to operate and develop our business is dependent on our ability to deal with debt we now carry and obtain additional financing as needed.

The development of high quality residential and commercial projects requires substantial funds. We have relied on bank financing to acquire real estate for development and to fund operations. At June 30, 2006, we owed to banks $58,278,417, all of which is secured by our real estate properties. Of this amount, $35.6 million was delinquent on June 30, 2006, and an additional $20 million in bank loans are current at that date. In July 2006, we obtained approximately $68.7 million of additional bank financing through our subsidiary to fund acquisition of the Chessboard Mountain property. Our plan is to obtain extensions on our debt in default, attempt to settle debt in default at less than face value and/ or use equity to settle delinquent debt, and pre-sell units in new projects to provide the funds needed for design and construction. To this end, we have been negotiating with the various banks that have provided financing on our projects, and we believe that we have good relations will all of these banks and that we will ultimately succeed in restructuring our debt. However, there can be no assurance that we succeed in this effort. If we are unsuccessful, we may find it increasingly difficult to obtain bank financing for property acquisition and development and have to seek capital from equity or other forms of financing for which we have not identified any potential sources. The lack of capital to pursue our business objectives in the future could have a significant negative impact on our opportunity for growth and results of operations.

All of our assets and operations depend on the performance of the Shenyang market for residential and commercial real estate, so that low demand for or supply of residential or commercial units in this limited geographic market would likely diminish the price or lease rates for our real estate projects and have a negative impact on our results of operations.

All of Great China Holding’s property projects are situated in Shenyang City, Liaoning Province, PRC, and consequently, it depends on the continuing economic stability and growth of this area to support the demand for its residential and commercial real estate. Should economic conditions deteriorate, the demand for residential and commercial units could decline. On the other hand, continued economic stability or growth in Shenyang could attract other real estate development companies so that the supply of residential and commercial real estate would increase to levels well above the demand. The occurrence of either of these circumstances would likely result in downward pressure on pricing for units held for sale or lease, which would adversely affect our results of operations.

Our reliance on independent contractors in providing various services for our operations could affect our operations adversely if these services become unavailable.

Great China Holdings engages independent third party contractors, through open tenders, to provide various services including construction, piling and foundation, building and fitting-out work, interior decoration and installation of elevators and other building systems. Great China Holding’s practice is to select reputable independent third party contractors with positive track records and supervise the construction progress. However, there is no assurance that the services rendered by any of these independent contractors will always be satisfactory or match the targeted quality level required by Great China Holdings, which could increase project costs to the extent remediation is required. Independent contractors may experience cost over-runs, financial difficulties, or difficulty in obtaining the labor and materials necessary for the assigned construction work, which could result in completion delays and/ or additional costs of completing projects for Great China Holdings. Any of these factors could adversely affect the Company’s revenues and reputation.

Our real estate development business is subject to increasing competition, which may affect sales or lead to higher costs.

In recent years, a number of property developers had entered and commenced property development and other project investments in Shenyang and other major cities of China. These include overseas property developers (including property developers from Hong Kong), local property developers in Shenyang as well as those from other major cities in China. Competition among the property developers in Shenyang, Shanghai, Beijing, Guangzhou and other major cities of China has become very intense and this may possibly lead to an escalation in the cost of acquiring land use rights for development. Furthermore, as competition increases it should be expected that the demand for the services of independent contractors who design and build our projects will increase, which could increase the cost of those services and/ or make it more difficult for us to schedule those services when needed thereby delaying the completion of our projects and increase carrying costs. Finally, as more real estate is developed by other developers, purchasers and lessees will have more products to choose from, which will likely result in downward pressure on prices and lease rates for our residential and commercial properties. These competitive pressures will likely affect our pricing and operational decisions in the future and our results of operations.

Risks related to property development may cause project expenses to increase substantially.

Property developments usually require substantial capital outlay during the construction phase and it may take many months or possibly years before positive cash flows can be generated through pre-sales or sales of the completed property developments. The time and the costs incurred in completing a property development can be increased by many factors including, but not limited to, shortages of materials, equipment, technical skills and labor, adverse weather conditions, natural disasters, labor disputes, disputes with contractors and sub-contractors, accidents, changes in government priorities and policies, changes in market conditions, delays in obtaining the requisite licenses for the construction site, permits and approvals from the relevant authorities and other problems and circumstances. Any of these factors may lead to delays in the completion of a property development and result in costs exceeding those originally budgeted as well as losses of revenues. In addition, any failure to complete a property development according to its original planned specifications or schedule may give rise to potential liabilities, and returns may accordingly be lower than originally expected.

The practice of pre-selling projects may expose the Great China Holdings to substantial liabilities.

The existing common practices by property developers to pre-sell properties (while still under construction) in China involves certain risks. For example, we may fail to complete a property development that may have been fully or partially pre-sold, which would leave us liable to purchasers of pre-sold units for losses suffered by them without adequate resources to pay the liability if funds have been used on the project. In addition, if a pre-sold property development is not completed on time, the purchasers of pre-sold units may be entitled to compensation for late delivery. If the delay extends beyond a certain period, the purchasers may be entitled to terminate the pre-sale agreement and pursue a claim for damages that exceeds the amount paid and out ability to recoup the resulting liability from future sales.

Risks Related to Doing Business in China

There are inherent risks in conducting all of our business in China, which makes it difficult to predict future prospects and operations with any certainty.

All of our assets are located in the PRC and all of our revenue is sourced from the PRC. Accordingly, Great China Holding’s results of operations, financial position and prospects are subject to a significant degree to the economic, political and legal stability and development of the PRC. The economy of the PRC differs from the economies of most developed countries in many respects, including level of government involvement, level of development, growth rate, control of foreign exchange, banking system, and allocation of resources. The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although Great China Holdings believes these reforms will have a positive effect on its overall and long-term development, it cannot predict whether or not changes in China’s political, economic, and social conditions, laws, regulations, and policies will have any adverse effect on its current or future business, results of operations and financial condition.

Specifically, in the PRC the concept of property ownership by private individuals is a relatively new development, so there is a lack of a well-developed market, well-established industry practices, and well-defined body of law that can serve to provide certainty or predictability with respect to future prospects or operations. For example, we rely on the current system of pre-sale mortgage financing to provide the capital necessary to design and build our projects. A change in that system that affects the availability, timing, or amount of capital obtained would likely have a significant adverse affect on our ability to successfully develop our projects.

Fluctuations in exchange rates of the Renminbi could adversely affect the value of stock ownership in Great China Holdings.

For over 10 years the official exchange rate for the conversion of Renminbi to US dollars was unofficially pegged at US$1 to RMB8.28. In July 2005, the People’s Bank of China, the country’s central bank, began a new policy of calculating the Renminbi’s value against the US dollar using a weighted average of the prices given by major banks. The highest and lowest offers are excluded from the calculation. As a result of this change the RBM has appreciated against the US dollar so that the exchange rate was US$1 to RMB 8.01 at June 30, 2006. It should be expected that currency exchange fluctuations will occur in the future as a result of circumstances beyond our control, such as the level of trade deficit or equalization between the US and the PRC, global economic conditions, global currency markets, and other factors. All of our revenue is generated in the PRC in Renminbi, so that during periods that the US dollar is worth less in relation to the value of the Renminbi, the total revenue and results of operations of Great China Holdings reported in US dollars in the financial statements we publish in the US will be less. Consequently, fluctuations in exchange rates could adversely affect the US dollar value of our results of operations and the perceived value of Great China Holdings in the public market.

Uncertainty relating to the existing law and regulations in the PRC may restrict the level of legal protections to foreign investors, which could have a chilling effect on obtaining capital to fund our operations.

The PRC currently operates under a civil law system that relies heavily on written statutes, and decisions made by the courts are not binding precedents, but for guidance only. The legal system in the PRC cannot provide the investors with the same level of protection as in the US. Great China Holdings is governed by the law and regulations generally applicable to local enterprises. These laws and regulations were recently introduced and remain experimental in nature and subject to changes and refinements. Interpretation, implementation and enforcement of the existing law and regulations can be uncertain and unpredictable and therefore have restrictions on legal protections on foreign investors.

It will be extremely difficult to acquire jurisdiction and enforce liabilities against our officers, directors and assets based in The Peoples Republic of China.

Because all of our directors and most of our executive officers are Chinese citizens and reside in China it may be difficult, if not impossible, to acquire jurisdiction over these persons in the event a lawsuit is initiated against Great China Holdings and/or its officers and directors by a stockholder or group of stockholders in the United States. Furthermore, because the majority of our assets are located in The Peoples Republic of China it would also be very difficult to access those assets to satisfy an award entered against Great China Holdings in a US court.

Risks Related to Our Common Stock

A single person holds voting control of Great China Holdings, so an investor will not have a meaningful voice in the selection of management or on any other matter affecting the future of Great China Holdings.

Jiang Fang, an officer and director, holds a majority of the issued and outstanding common stock of Great China Holdings. He alone can elect the entire board of directors and approve any other matter that may be submitted to the stockholders for approval. Consequently, the vote represented by common stock held by our other stockholders is not meaningful. Holders of our common stock are dependent on the judgment and decisions of Mr. Jiang in selecting directors and approving other corporate actions, and the abilities of management employed by the directors to successfully operate and grow our business.

Because our common stock is traded on the OTC Bulletin Board, your ability to sell your shares in the secondary trading market may be limited.

Our common stock currently is traded on the over-the-counter market on the OTC Bulletin Board. The OTC Bulletin Board is an inter-dealer, over-the-counter market that provides significantly less liquidity than national or regional exchanges. Securities traded on the OTC Bulletin Board are usually thinly traded, highly volatile, have fewer market makers and are not followed by analysts. Consequently, the liquidity of our common stock is impaired, not only in the number of shares that are bought and sold, but also through delays in the timing of transactions, and lack of coverage by security analysts and the news media. As a result, prices for shares of our common stock may be lower than might otherwise prevail if our common stock was quoted or traded on a national securities exchange.

You may have difficulty selling our shares if they are deemed a “penny stock”.

Since our common stock is not currently listed on an exchange, if the trading price of our common stock goes below $5.00 per share, trading in our common stock will be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any non-exchange listed equity security that has a market price of less than $5.00 per share, subject to certain exceptions). Such rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally defined as an investor with a net worth in excess of $1,000,000 or annual income exceeding $200,000 individually or $300,000 together with a spouse). For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to the sale. The broker-dealer also must disclose the commissions payable to the broker-dealer, current bid and offer quotations for the penny stock and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. Such information must be provided to the customer orally or in writing before or with the written confirmation of trade sent to the customer. Monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. The additional burdens imposed upon broker-dealers by such requirements could discourage broker-dealers from effecting transactions in our common stock, which could severely limit the market liquidity of the common stock and the ability of holders of the common stock to sell their shares.

Substantial sales of common stock could cause our stock price to fall.

As of June 30, 2006, Great China Holdings had outstanding 11,782,036 shares of common stock, of which approximately 11,347,050 shares were “restricted securities” (as that term is defined under Rule 144 adopted under the Securities Act of 1933, as amended) and only 434,986 shares are unrestricted and freely tradable in the public market. Out of the shares that are restricted securities, 762,500 are being registered for sale as described in this prospectus, 2,406,103 shares have been held for over one year and can be sold under the conditions of Rule 144, and 8,178,447 shares have been held for over one year by Jiang Fang, an officer and director. Although Rule 144 restricts the number of shares that any one holder can sell during any three-month period, because more than one stockholder holds these restricted shares, a significant number of shares could legally be sold at the present time. In addition, a significant number of shares can be sold under this prospectus. No prediction can be made as to the effect, if any, that sales of the shares subject to Rule 144 or the availability of such shares for sale will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of common stock may be sold in the public market could adversely affect prevailing market prices for our common stock and could impair and the liquidity of your investment in our common stock.

WHERE YOU CAN FIND INFORMATION ABOUT GREAT CHINA HOLDINGS

Great China Holdings is a Nevada corporation with its principal operations located in the city of Shenyang in the PRC. The mailing address and telephone number of our executive offices are:

Great China International Holdings, Inc.

C Site 25-26F President Building

No. 69 Heping North Street, Heping District

Shenyang 110003, PRC

0086-24-22813888

We currently file periodic reports pursuant to the Securities Exchange Act of 1934. All of our reports, such as annual and quarterly reports, and other information, such as proxy statements, are filed electronically with the Securities and Exchange Commission (SEC). The SEC maintains a web site at (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Copies of the reports, proxy statements, and other information may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Forward-looking statements

Some of the information in this prospectus contains forward-looking statements that involve substantial risks and uncertainties. Any statement in this prospectus that is not a statement of a historical fact constitutes a “forward-looking statement.” Further, when we use the words “may,” “expect,” “anticipate,” “plan,” “believe,” “seek,” “estimate,” “internal,” and similar words, we intend to identify statements and expressions that may be forward-looking statements. We believe it is important to communicate certain of our expectations to our investors. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions that could cause our future results to differ materially from those expressed in any forward-looking statements. Many factors are beyond our ability to control or predict. You are accordingly cautioned not to place undue reliance on such forward-looking statements. We have no obligation or intent to update publicly any forward-looking statements whether in response to new information, future events or otherwise.

MARKET FOR COMMON STOCK

The common stock of Great China Holdings trades in the over-the-counter market under the symbol “GCIH.” As of June 30, 2006 we had approximately 249 direct shareholders of record. Before we acquired Silverstrand International Holdings in July 2005, transactions in our common stock were sporadic, so there was no meaningful trading market for the common stock prior to the third calendar quarter of 2005. The following table sets forth for the last two calendar quarters of 2005 and the first two calendar quarter of 2006 the prices of our common stock in the over-the-counter market, as reported and summarized on the OTC Bulletin Board. Such prices are based on inter-dealer quotations, without markup, markdown, commissions, or adjustments and may not represent actual transactions.

Calendar Quarter Ended	High Bid ($)	Low Bid ($)
September 30, 2005	7.00	3.40
December 31, 2005	7.00	5.50
March 31, 2006	8.75	5.50
June 30, 2006	14.98	7.00

DIVIDEND POLICY

Prior to the acquisition of Silverstrand International Holdings in July 2005, we were an inactive shell corporation with approximately $200,000 in cash. In June 2005, prior to the completion of the acquisition, we completed a distribution of $163,826 to the persons who were stockholders at that time. This was a one-time event intended for the benefit of the persons who had been long time stockholders and was not part of a regular or periodic distribution policy. Our present intention is to retain any earnings for use in our business activities, so it is not expected that any dividends on the common stock will be declared and paid in the foreseeable future.

MANAGEMENT’S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION

The following Management Discussion and Analysis should be read in conjunction with our consolidated financial statements presented at the end of this prospectus.

Overview

Great China Holdings is a comprehensive real estate company with principal activities in real estate investment, development, sales and management. We conduct all our operation in the People’s Republic of China through various wholly owned subsidiaries, both directly or indirectly, Shenyang Maryland International Industry Company Limited, Shenyang Jitian Property Company Limited, Shenyang Yindu Property Company Limited, Shenyang Xinchao Property Company Limited and Silverstrand International Holdings Company Limited.

Through June 30, 2006, our subsidiary Shenyang Maryland International Industry Company Limited has been our principal operating company, and through this subsidiary we have developed five real estate projects in Shenyang:

•	The President Building comprises three blocks of commercial towers located in the financial district, Heping Street, of Shenyang City. While the original intention was to sell the buildings, management subsequently decided to retain most of the properties for leasing purposes. The buildings have a 97% occupancy rate with tenants who are mostly international companies, 25 of them are Fortune 500 companies. Great China Holdings’s head office is situated on the 25/F and 26/F of the President Building.

•	Chenglong Garden, situated in Shenyang Huanggu District, comprises 12 blocks of modern apartments consisting of 865 units, of which 809 have been sold, a number of retail shops and ancillary facilities including basement car parking facilities and parks.

•	Qiyun New Village is situated along the Nanyun Riverside and consists of 347 residential units, of which 316 units have been sold, and 2,186 square meters of commercial units.

•	Peacock Garden is situated in Heping North Street, the commercial district of Shenyang. Construction was completed in November 2000 and Peacock Garden comprises 197 low-density residential apartments of which 193 have been sold.

•	The Maryland Building consists of 12,858 square meters of commercial space of which 11,310 have been sold and the remaining 1,548 square meters are held for leasing purposes.

Our subsidiary, Shenyang Xinchao Property Company Limited, was established in August 16, 2005 for a mixed-use development, later called the Xita Urban Reconstruction Project. The Xita Project occupies 83,071 square meters of land with an estimated construction area of 350,000 square meters. Shenyang Xinchao Property Company holds a 66% ownership interest in the Xita Project and Shenyang Yindu Property Company Limited, another subsidiary of Great China Holdings, holds the other 34%. The interest in Shenyang Xinchao Property Company was acquired from Shenyang Yunfeng Real Estate Development Co. Ltd., which is owned and controlled by Jiang Fang, an officer, director and controlling stockholder, and his brother who was an officer and director at the time of the transaction. A preliminary plan of the Xita project area has been submitted to the district government for approval. Because the plan was highly regarded by the government, Shenyang Xinchao Property Company and Shenyang Yindu Property Company managed to negotiate an expansion of the total development area to increase the original size by approximately 50%. Since the government has been following a detailed review process on this substantial project, Shenyang Xinchao Property Company and Shenyang Yindu Property Company expect the final plan to be approved before the end of 2006. Shenyang Xinchao Property Company and Shenyang Yindu Property Company are in negotiations with a potential joint venture partner to develop this project. The condition of the partnership will be based on the ability of the partner to provide all necessary financing for the development. Shenyang Xinchao Property Company and Shenyang Yindu Property Company have not reached any agreement on the joint venture and cannot predict at this time whether an acceptable arrangement will be reached or the timing of any such agreement.

Our subsidiary, Shenyang Jitian Property Company Limited, was established on February 22, 2006 for a new project development in Shenyang called the Chessboard Mountain Residential project. On February 27, 2006, Shenyang Jitian Property Company was confirmed as the highest bidder in a public auction for a residential development project located in the Chessboard Mountain International Tourism Development District in Shenyang City. The total purchase price for the 420,317 square meters of land use rights was approximately $56.7 million. On May 12, 2006, bank financing was obtained through a related third party. On May 16, 2006, Shenyang Jitian Property Company obtained planning approval from the relevant local authority for the project with a total construction area of approximately 891,840 square meters (9.6 million square feet), and on May 28, 2006, construction approval from the relevant local authority was obtained. On June 28, 2006, construction began on the Chessboard Mountain residential project to be known as Galaxy Bay. Subject to approvals from relevant local authority, we intend to pursue pre-sale of the residential properties before the end of 2006.

Effective July 3, 2006, Shenyang Jitian Property Company entered into a loan agreement with the Shenyang City Commercial Bank whereby the Bank agreed to provide a loan of up to RMB 550,000,000, or approximately $68.7 million, to Shenyang Jitian Property Company for the purpose of acquiring the land use right for the Chessboard Mountain Project. The loan agreement has a term of three years, and any amounts advanced thereunder bear interest at a rate of 6.633% per annum and must be repaid by the end of the term of the loan agreement. Under the loan agreement, the bank is entitled, in the event of certain events of default enumerated therein, to adjust the loan amount under the agreement or to cancel the agreement and declare any amounts advanced thereunder due and owing. Shenyang Maryland International Industry Company, a subsidiary of Great China Holdings, has agreed to guarantee all amounts owing by Shenyang Jitian Property Company under the loan agreement, and Shenyang Jitian Property Company has mortgaged its title to the Chessboard Mountain property to the bank as security for performance of its obligations under the loan agreement. As part of the bank’s terms and conditions and in further consideration for the extension of the loan, Shenyang Jitian Property Company entered into a creditor’s right transfer agreement with an unrelated third party, whereby Shenyang Jitian Property Company, in exchange for the payment of RMB100 million (approximately $12.5 million) out of proceeds of the loan, agreed to purchase certain creditors rights to another unrelated entity, Shenyang Night Musical Palace.

Results of operations for the interim periods ended June 30, 2006 and 2005

Comparison of operations for the three months ended June 30, 2006 with the three months ended June 30, 2005

Great China Holdings had a $1,935,352 or 195% decrease in earnings to a loss of $(942,486) during the three months ended June 30, 2006 from a net income of $992,866 for the comparable period in 2005. Components of sales and expenses resulting in this increase in net loss are discussed below.

Sales revenues decreased by $4,244,198 or 57% quarter-on-quarter to $3,168,334 for the quarter ended June 30, 2006 compared to the same corresponding quarter in 2005 of $7,412,532. Rental and management fee income decreased by $419,983 or 25% to $1,231,527 during the three months ended June 30, 2006 from $1,651,510 for the comparable period in 2005. These charges are mainly attributable to:

•	Significant decrease in sales of Chenglong Garden by $4,412,413 or 79%;

•	Decrease in rental income primarily due to a decrease in rental rates on a large restaurant tenant in the President Building;

•	Decreases in sales of Qiyun New Village by $133,732 or 7%;

•	Decreases in gross floor area sold by 8,637 square meters quarter-on-quarter to 5,465 square meters for the quarter ended June 30, 2006 compared to 14,102 square meters in 2005;

•	The number of units sold decreased by 49 units or 64% quarter-on-quarter to 27 units for the quarter ended June 30, 2006 compared to 76 units in 2005;

•	Increases in building management fee income by $61,621 or 19%;

•	Increase in sales of Peacock Garden by $301,947; and,

•	No new development projects were introduced during 2006.

Cost of properties sold decreased by $3,918,331 or 63% during the three months ended June 30, 2006 as compared to the corresponding period in 2005. This was primarily attributable to a 61% decrease in the gross floor area sold as described above.

Operating and selling expenses remained relatively constant being $20,368 for the three months ended June 30, 2006 as compared to $21,617 for the three months ended June 30, 2005.

General and administrative expenses increased by $1,004,631 or 222% to $1,457,164 during the three months ended compared to $452,533 for the three months ended June 30, 2005. The increase is due primarily to an increase in consultation fees of $206,742, an increase in property tax of $112,832, an increase in listing fee expenses of $64,996, an increase in insurance expenses of $15,913, an increase in travel expense of $52,266 and recognition of $197,564 in compensation expense related to stock options issued to management.

Depreciation expense increased by $160,402 or 33% to $640,556 for the quarter ended June 30, 2006, compared to $480,154 for the corresponding period in 2005 due primarily to the decision to rent additional units in the President Building which had previously been held for resale.

Interest and financing costs remained relatively constant at $882,266 for the three months ended June 30, 2006 as compared to $885,320 for the three months ended June 30, 2005. Excluded from interest expense during the three months ended June 30, 2006 is $2,063,670 in finance charges reimbursable to Liaoning Maryland Concrete Co., Limited related to the acquisition of land rights on the Chessboard project. These charges were capitalized to construction in progress. No interest was capitalized during the comparable period of 2005.

Comparison of operations for the six months ended June 30, 2006 with the six months ended June 30, 2005

Great China Holdings had a $2,321,428 increase in net loss to $(2,498,036) during the six months ended June 30, 2006 from a net loss of $(176,608) for the comparable period in 2005. Components of sales and expenses resulting in this increase in net loss are discussed below.

Sales revenues decreased by $2,886,954 or 39% period-on-period to $4,525,578 for the six months ended June 30, 2006 compared to the same corresponding period in 2005 of $7,412,532. Rental and management fee income decreased by $244,674 or 9% to $2,557,353 for the six months ended June 30, 2006 compared to $2,802,027 for the comparable period in 2005. These changes were mainly attributable to:

•	Significant decrease in sales of Chenglong Garden by $3,186,733 or 57%;

•	Decrease in rental income primarily due to a decrease in rental rates on a large restaurant tenant in the President Building;

•	Decreases in sales of Qiyun New Village by $2,168 or 0.1%;

•	Decreases in gross floor area sold by 6,815 square meters period-on-period to 7,287 square meters for the half-year ended June 30, 2006 compared to 14,102 square meters in 2005;

•	The number of units sold decreased by 42 units or 55% period-on-period to 34 units for the half-year ended June 30, 2006 compared to 76 units in 2005;

•	Increases in building management fee income by $112,352 or 17% period-on-period;

•	Increase in sales of Peacock Garden by $301,947; and,

•	No new development projects were introduced during 2006.

Cost of properties sold decreased by $2,796,991 or 41% period-on-period to $4,048,801 for the six months ended June 30, 2006 compared to the same corresponding period in 2005 of $6,845,792. Period-on-period decreases in gross floor area sold of 48% as noted above was the primary factor contributing to the decrease.

Operating and selling expenses decreased by $72,716 or 54% to $60,218 for the six months ended June 30, 2006 compared to $132,934 for the comparable period in 2005. This decrease was due primarily to reduced sales activities during 2006.

Administrative expense increased by $1,493,612 or 204% to $2,226,801 during the six months ended June 30, 2006 from $733,189 during the same period in 2005. The increase is due primarily related to an increase in consulting fees of $240,836, an increase in property tax of $228,960, an increase in listing fee expenses of $136,642, and $377,875 in compensation expense related to stock options granted to officers of Great China Holdings.

Depreciation increased by $367,118 or 48% period-on-period to $1,126,853 for the six months ended June 30, 2006 compared to the same corresponding period in 2005 of $759,735 and was due to the transfer of units in the President Building from inventory of properties held for sale to properties held for rental and subject to depreciation for the six months ended June 30, 2006.

Interest and financing costs increased by $286,074 or 15% to $2,213,443 for the six months ended June 30, 2006, compared to $1,927,369 for the corresponding period in 2005. The increase is primarily due to an increase in interest expenses on bank borrowings and loan closing costs in relation to a bank borrowing of $15,000,000 made during December 2005. Excluded from interest expense during the six months ended June 30, 2006 is $2,063,670 in finance charges reimbursable to Liaoning Maryland Concrete Co., Limited related to the acquisition of land rights on the Chessboard project. This cost was capitalized to construction in progress. No interest was capitalized during the comparable period of 2005.

Result of operations 2005 and 2004

Income from operations in 2005 was $2,629,313 compared to $3,542,724 in 2004, which represents a decrease of approximately 25.8%. The decrease is attributable primarily to a decline of approximately 15.9% in sales revenue from $24,769,116 in 2004 to $20,832,846 in 2005, while at the same time the cost of properties sold as a percentage of sales increased from 83.4% in 2004 to 90.5% in 2005. These factors were only partially offset by an increase of $789,068 in rental and building management revenue for 2005 over 2004, and a decrease in total operating expenses of $2,233,791 from 2004 to 2005.

The decrease in sales revenue was primarily attributable to there being no new developments or properties introduced during 2005, which resulted in a decrease of number of units sold of 28% or 71 units. In particular sales revenues for the Qiyun New Village development decreased by $4,974,199 in 2005 due to 62 less units being sold during 2005. These decreases were partially offset by increased sales revenue of $1,305,007 from the Chenglong Garden development, which also has a higher per unit sales price than other developments that accounted for a greater proportion of the 2004 sales revenues.

The increase in the cost of properties was primarily the result of a greater percentage of sales from the Chenglong Garden development, which has a lower gross profit margin than the Qiyun New Village development and accounted for a greater percentage of the 2004 sales revenues.

Interest and finance costs in 2005 were $2,514,464 in 2005 compared to $4,139,972 in 2004, which represents a decrease of 39.3%. This substantial decrease is the reason we recognized net income of $80,394 in 2005 ($268,056 after foreign currency translation adjustment) compared to a net loss of $597,248 in 2004 (a net loss of $585,171 after foreign currency translation adjustment). The decrease in interest and finance costs was primarily due to the sale of certain outstanding loans totaling $21,424,168 by one of our lenders. The company that acquired these notes in March 2005 agreed to waive future interest expense while we negotiate a settlement of these notes. We have agreed in principle to a settlement arrangement that would allow for settlement of the outstanding amounts through the issuance of common stock.

Net income for 2005 is $80,394 as compared to a net loss of $597,248 for 2004. This was primarily the result of the aforementioned reductions in operating and interest expenses partially offset by lower sales and an increase in cost of goods sold as a percentage of revenues.

A significant portion of revenue, 85.2% in 2005 and 87.7% in 2004, is derived from the sale of properties from past developments. The remainder is derived from rental activity, primarily at the President Building. We consider rental income from commercial development as a stable source of revenue to fund most of our operating expenses, but our ability to generate income from operations and to pay interest and finance costs associated with our real property acquisition and development activities depends on our ability to develop and sell new residential and commercial projects on an ongoing basis.

Liquidity and capital resources

Net cash flows provided by operating activities for the six months ended June 30, 2006, was $5,645,224 as compared with $8,519,132 provided by operating activities for the six months ended June 30, 2005, for a net decrease of $2,873,908. This decrease was due primarily to a $2,321,648 increase in net loss in 2006 as compared to 2005, which was primarily a result of lower sales of properties.

Net cash flows used in investing activities for the six months ended June 30, 2006, was $71,693,313 compared to $1,157,447 for the six months ended June 30, 2005. The increase in investing activity was due to commencement of the Xita and Chessboard construction projects during 2006.

Net cash flows provided by financing activities for the six months ended June 30, 2006, was $56,272,276 compared to net cash used in financing activities of $5,639,444 for the six months ended June 30, 2005 representing substantial borrowings which incurred for expansion of the operations and to finance the new property developments discussed above.

Current liabilities exceeded current assets by $114,827,084 as of June 30, 2006. The working capital deficit was incurred primarily due to the short term nature of certain construction financing, advances from affiliated companies for the development of new construction projects, and accruals to additional construction costs agreed to with contractors.

Due to frequent changes in government fiscal and bank lending policies in the past 15 years as well as other administrative controls from time to time in China, it is not uncommon for many companies to find themselves unexpectedly holding overdue loans borrowed from the banks, although the initial intention between the borrowers and lenders was for terms with longer maturity period. Under the circumstances, most lending banks had and have usually worked sympathetically and closely with borrowers for loan extension or restructuring for a shorter period within the administrative guidelines of the government. As State policies are issued outside the control of the banks in China and form part of macro and micro-economic measures, many bankers and their customers are often stuck in the situation, and it is our experience that such bankers are generally more tolerant and supportive to overdue loans than their counterparts in Western economies; they will work hard to deal with the situation provided the borrowers are responsible and have good relationship with the lenders.

As of June 30, 2006, Great China Holdings’ subsidiary, Shenyang Maryland International Industry Co. Limited has ongoing discussions with lending banks to renegotiate various matured bank loans totaling $40,643,750 with the following relevant banks:

•

The Bank of China: As of June 30, 2006, bank loans from the Bank of China totaled $11,500,000. The loans were originally extended for the development of the President Building in 2000. While the bank had originally agreed orally on a 10-year long-term loan period for the project, in 2002, owing to a change in lending policy, the Bank changed the terms of the loans into short-term development loans. Since the maturity of the various loans by December 31, 2004, Shenyang Maryland International commenced ongoing negotiation with the Bank of China for an extension of the loans. Due to the initial verbal agreement and a credible relationship over the years, the Bank has agreed to renegotiate a settlement term.

•	The Agricultural Bank of China: As of June 30, 2006, bank loans from the Agricultural Bank of China totaled $2,425,000. The loans were originally extended for the development of Chenglong Garden. Since the loans matured on December 21, 2005, Shenyang Maryland International has commenced ongoing negotiations with the Agricultural Bank of China for a short-term loan extension for another one-year term. Great China Holdings plans to close the negotiation before the end of 2006.

•	The Industrial and Commercial Bank of China (ICBC): As of June 30, 2006, outstanding bank loans from the ICBC, originally extended for the development of the Chenglong Garden in 2001, totaled $26,718,750. After the loans matured at the end of 2003, Shenyang Maryland International commenced ongoing negotiations for an extension of these loans. Then, as part of ICBC’s reorganization and restructuring undertaken in connection with its listing on the Stock Exchange of Hong Kong, certain of the loans totaling $21,718,750 were sold by ICBC to the Great Wall Asset Management Limited. On January 5, 2006, Great Wall Asset Management Limited issued a notification letter to Shenyang Maryland International that certain loans totaling $21,718,750 has been assigned from the ICBC. The Great Wall Asset Management Limited and Shenyang Maryland International are conducting ongoing negotiations with respect to the terms and repayment schedules of the assigned loans. The terms and repayment schedules require approval from various government bureaus, and Shenyang Maryland International currently believes the negotiation could be closed by the end of 2006. On June 22, 2006, Shenyang Maryland International has also negotiated a settlement repayment schedule with ICBC on the remaining loans totaling $7,812,500. Under the negotiated terms of the repayment schedule, Shenyang Maryland International will be required to make quarterly installment repayments commencing from June 30, 2006 until June 30, 2007. On June 30, 2006, Shenyang Maryland International paid $2,812,500 to ICBC as the first repayment installment in the repayment plan. When Shenyang Maryland International shall have fully repaid the last installment on or before June 30, 2007, accrued accumulated interest totaling $1,125,000 will be waived by ICBC.

Contractual obligations

The following table is a summary of Great China Holdings’ contractual obligations as of June 30, 2006:

	Total	Less than one year	1-3 Years	Thereafter
Short-Term Debt	$55,642,750	$55,642,750	$—	$—
Long-Term Debt	2,635,667	424,778	1,128,046	1,082,843
Amounts due to related parties	58,946,346	58,946,346
Construction commitments	88,190,533	88,190,533	—	—

Total Contractual Cash Obligations	$205,415,296	$203,204,407	$1,128,046	$1,082,843

Seasonality effect

The seasonality effect is significant in the north of China owing to the cold weather. Together with the two-week Chinese New Year holiday in January or February, according to the Chinese calendar, the real estate market in North China is at its lowest from January to March every year. This impairs or diminishes our development activity and results of operations in first calendar quarter. Development and sales activity normally picks up in late March and peaks in May and over the summer to October, with strong sales activity around the Labor holiday in May and the National holiday in October.

Related Party Payables

Amounts due to related parties at June 30, 2006, included,

•	$4,727,717 due to Jiang Fang, an officer, director and controlling stockholder, arising from capital advanced to Silverstrand International Holdings in 2005; and

•	A bridge loan of $54,256,825 used to pay the purchase price for the Chessboard Mountain project made to us by Liaoning Maryland Concrete Company, Ltd., the majority interest in which is owned by Shenyang Yunfeng Real Estate Development Co., which is owned and controlled by Jiang Fang and his brother, who is a former officer and director of Great China Holdings.

The bridge loan from Liaoning Maryland Concrete Company was repaid after June 30, 2006, when bank financing for the acquisition was completed. In connection with the bridge financing we reimbursed Liaoning Maryland Concrete Company for interest and loan costs in the amount of $2,063,670.

Critical accounting policies

Our financial statements presented elsewhere in this prospectus are prepared in accordance with accounting principles generally accepted in the United States of America and the following is a summary of significant accounting policies:

Consolidation policy – All significant inter-company transactions and balances within Great China Holdings are eliminated in consolidation.

Cash and equivalents – Great China Holdings considers all highly liquid debt instruments purchased with maturity period of three months or less to be cash equivalents. The carrying amounts reported in the accompanying consolidated balance sheet for cash and cash equivalents approximate their fair value. Substantially all of Great China Holdings’ cash is held in the PRC and is not protected by FDIC or any other form of insurance.

Accounts receivable - Provision is made against accounts receivable to the extent which they are considered to be doubtful. Accounts receivable in the balance sheet is stated net of such provision. As of June 30, 2006, the provision for doubtful debts amounted to $1,123,290.

Intangible assets – Intangible assets represent land use rights in the People’s Republic of China and are stated at costs or valuation less accumulated amortization. Amortization is calculated on a straight-line basis to write off the cost over the lease term of the land use rights.

Related companies – A related company is a company in which the director has beneficial interests in and in which Great China Holdings has significant influence.

Deferred Income – Revenues from the sale of goods or services is recognized on time apportionment basis when goods are delivered or services are rendered. Receipts in advance for goods to be delivered or services to be rendered in the subsequent year are carried forward as deferred revenue.

Properties held for sale – Properties held for sale are comprised of properties held for sale and repossessed properties held for resale and are stated at the lower of cost or net realizable value. Cost includes acquisition costs of land use rights, development expenditure, interests and any overhead costs incurred in bringing the developed properties to their present location and condition.

Property and equipment – Property and equipment is being depreciated over the estimated useful lives of the related assets. Depreciation is computed on the straight-line basis for both financial and income tax reporting purposes over useful lives as follows:

Building and land use rights	8-26 years
Equipment	5 years
Motor vehicles	5 years
Office furniture and fixtures	5 years

Repairs and maintenance costs are normally charged to the statement of operations in the year in which they are incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalized as an additional cost of the asset.

Property and equipment are evaluated annually for any impairment in value. Where the recoverable amount of any property and equipment is determined to have declined below its carrying amount, the carrying amount is reduced to reflect the decline in value. There were no property and equipment impairments recognized during the six months ended June 30, 2006.

As of June 30, 2006 fixed assets totaling $30,601,686 have been pledged as securities to various banks in respect of borrowings totaling $55,642,750 and mortgage loans of $2,635,667.

Construction-in-progress – Properties currently under development are accounted for as construction-in-progress. Construction-in-progress is recorded at acquisition cost, including land rights cost, development expenditure, professional fees and the interest expenses capitalized during the course of construction for the purpose of financing the project. Upon completion and readiness for use of the project, the cost of construction-in-progress is to be transferred to properties held for sale. Construction-In-Progress is valued at the lower of cost or market. Management evaluates the market value of its properties on a quarterly basis by comparing selling prices of its properties with those of other equivalent properties in the vicinity offered by other developers reduced by anticipated selling costs and associated taxes. In the case of construction in progress, management takes into consideration the estimated cost to complete the project when making the lower of cost or market calculation.

Income Recognition – Revenue from the sale of properties is recognized when the following four criteria are met: (1) a sale is consummated (2) the buyers initial and continuing investments are adequate to demonstrate a commitment to pay for the property, (3) the seller’s receivable is not subject to future subordination and (4) the seller has transferred to the buyer the usual risks and rewards of ownership in a transaction that is in substance a sale and does not have a substantial continuing involvement with the property. Rental income comprises rental income from Qiyun New Garden and President Building. Rental and building management income is recognized on an accrual basis. Interest income is recognized when earned, taking into account the average principal amounts outstanding and the interest rates applicable.

Rental and building management income comprises rental and building management income from Qiyun New Garden and President Building. Rental income is recognized on an accrual basis.

Interest income is recognized when earned, taking into account the average principal amounts outstanding and the interest rates applicable.

Cost of sales – The cost of sales includes the carrying amount of the properties being sold and the business taxes paid by Great China Holdings in connection with the sales. Business taxes included in cost of sales were $467,870 and $550,287 for the six months ended June 30, 2006 and 2005, respectively.

Foreign currencies - Great China Holdings’ principal country of operations is in The People’s Republic of China. Our financial position and results of operations are determined using the local currency (“Renminbi” or “Yuan”) as the functional currency. The results of operations denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the market rate of exchange ruling at that date. The registered equity capital denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. All translation adjustments resulting from the translation of the financial statements into the reporting currency (“US Dollars”) are dealt with as an exchange fluctuation reserve in shareholders’ equity.

Historically the local currency’s exchange rate had been tied to the US Dollar at a rate of approximately 8.28 Yuan per US Dollar. Effective July 21, 2005, the Yuan was revalued to an effective exchange rate of approximately 8.11 Yuan per US Dollar. Subsequent to the revaluation the Yuan has been allowed to float within a specified range. As of June 30, 2006 the exchange rate was 8.01 Yuan per US Dollar.

Taxation – Taxation on overseas profits has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the countries in which Great China Holdings operates. Provision for The People’s Republic of China enterprise income tax is calculated at the prevailing rate based on the estimated assessable profits less available tax relief for losses brought forward.

Enterprise income tax - Under the Provisional Regulations of The People’s Republic of China Concerning Income Tax on Enterprises promulgated by the State Council and which came into effect on January 1, 1994, income tax is payable by enterprises at a rate of 33% of their taxable income. Preferential tax treatment may, however, be granted pursuant to any law or regulations from time to time promulgated by the State Council. Enterprise income tax is provided on the basis of the statutory profit for financial reporting purposes, adjusted for income and expense items, which are not assessable or deductible for income tax purposes.

Value added tax - The Provisional Regulations of The People’s Republic of China Concerning Value Added Tax promulgated by the State Council came into effect on January 1, 1994. Under these regulations and the Implementing Rules of the Provisional Regulations of the PRC Concerning Value Added Tax, value added tax is imposed on goods sold in or imported into the PRC and on processing, repair and replacement services provided within the PRC. Value added tax payable in The People’s Republic of China is charged on an aggregated basis at a rate of 13% or 17% (depending on the type of goods involved) on the full price collected for the goods sold or, in the case of taxable services provided, at a rate of 17% on the charges for the taxable services provided, but excluding, in respect of both goods and services, any amount paid in respect of value added tax included in the price or charges, and less any deductible value added tax already paid by the taxpayer on purchases of goods and services in the same financial year.

Deferred taxes – Deferred taxes are accounted for at the current tax rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or asset is expected to be payable or receivable in the foreseeable future.

Earnings Per Share – Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted-average number of common shares and dilutive potential common shares outstanding during the period. As of June 30, 2006, there were no outstanding securities or other contracts to issue common stock, such as options, warrants or conversion rights, which would have a dilutive effect on earnings per share. For presentation purposes, earning per share for 2006 and 2005 were computing assuming the reorganization and conversion of debt that took place in connection with the reorganization occurred on January 1, 2004.

Fair value of financial instruments – The carrying amounts of certain financial instruments, including cash, accounts receivable, commercial notes receivable, other receivables, accounts payable, commercial notes payable, accrued expenses, and other payables approximate their fair values as at June 30, 2006, because of the relatively short-term maturity of these instruments.

Use of estimates – The preparation of financial statements in accordance with generally accepted accounting principles require management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

OUR BUSINESS

General

Great China International Holdings, Inc., through its various indirect subsidiaries, is engaged in commercial and residential real estate investment, development, sales and management in the city of Shenyang, Liaoning Province, in the PRC.

Great China Holdings was incorporated in the state of Nevada on December 4, 1987, under the name of Quantus Capital, Inc., changed its name to Red Horse Entertainment Corporation in 1992, and was a shell company for over five years prior to July 2005. Effective July 5, 2005, Great China Holdings completed the acquisition of Silverstrand International Holdings Limited, a Hong Kong limited liability company, by issuing 10,102,333 shares of its common voting stock to the former stockholders of Silverstrand International Holdings in exchange for all of the capital stock in that company. For financial reporting purposes the acquisition was treated as a recapitalization of Silverstrand International Holdings. On September 15, 2005, we changed our name from Red Horse Entertainment Corporation to Great China International Holdings, Inc.

Silverstrand was incorporated on September 30, 2004, in Hong Kong Special Administrative Region, PRC, and is the holding company of Shenyang Maryland International Industry Company Limited (formerly Shenyang Malilan Audio Equipment Company, Limited). Shenyang Maryland was originally registered as a limited liability Sino-foreign joint investment enterprise on December 15, 1989, in Shenyang, Liaoning Province, PRC. In October 2004, Silverstrand acquired all of the registered equity of Shenyang Maryland, and this transfer and the reclassification of Shenyang Maryland as a “wholly foreign-owned enterprise” (WFOE) was approved in November 2004 by the Liaoning Provincial Bureau of Foreign Trade and Economic Cooperation. This approval was subsequently registered, and a business registration certificate (No. 111103721 (1-1)) was issued to Shenyang Maryland as a WFOE in April 2005 by the Shenyang Municipal Administration of Industry and Commerce.

Silverstrand International Holdings Company acquired all of the share capital of Shenyang Maryland International for $5,000,000, paid in five installments during 2005. Of the total amount: $4,350,000 was paid to Jiang Fang, our Chairman and President; $500,000 was paid to Jiang Peng, a former officer and director, $50,000 was paid to each of Duan Jing Shi and Wang Li Rong, each an officer and/ or director, and $50,000 was paid to Li Guang Hua, a former director. This transaction was treated as a recapitalization of Shenyang Maryland International for financial reporting purposes and the excess purchase price was treated as a dividend to shareholders.

Business overview

Great China Holdings engages in the development and sale of high quality private residential properties and commercial building for lease in the City of Shenyang, China. Shenyang Maryland, our indirect wholly-owned subsidiary, was one of the first private property developers and retailers in China, and, according to the statistical information on sales of construction area as published by Shenyang Statistical Authority, Shenyang Maryland was the ninth largest private property developer in Shenyang City in 2004. For the six-month period ended June 30, 2006, proceeds from the sale of properties constituted 64% of total revenue, with the remaining revenue consisting primarily of rental income. For the year ended December 31, 2005, proceeds from the sale of properties constituted 79% of total revenue, with the remaining revenue consisting primarily of rental income.

Development activity typically consists of locating and acquiring ownership and property rights to real property, arranging for project financing, managing project planning and construction, and implementing sales and leasing of the finished realty. We may obtain/purchase land use rights from the following sources: (i) purchases from factories which have relocated; (ii) redevelopment of older areas; and (iii) Government public tenders or auctions. Overall management of projects we develop is undertaken by our special project teams. Each special project team oversees and monitors the various stages of the project development process to ensure the timely completion and construction of high quality buildings.

We currently hold interests in five developed real estate projects located in the city of Shenyang:

•	The President Building comprises three blocks of commercial towers situated in Shenyang City, Heping North Street, which is the financial district of Shenyang. While the original intention was to sell a majority of the office buildings, management intends to retain this property as their flag ship property and lease the commercial space. The property consists of 66,987 square meters, of which 7,722 square meters have been sold, the remaining space being held for lease. Our head office is situated on the 25th and 26th Floors of President Building.

•	Qiyun New Village is situated along the Nanyun Riverside and consists of 347 residential units, of which 316 have been sold, and 2,186 square meters of commercial units.

•	Peacock Garden, situated in Shenyang City, Heping North Street, is in the commercial district of Shenyang and is comprised of 197 low-density residential apartments, of which 193 have been sold, and 5,514 square meters of commercial units.

•	The Maryland Building consists of 12,858 square meters of commercial space, of which 11,310 have been sold and other remaining 1,548 square meters are held for leasing purposes.

•	Chenglong Garden, situated in Shenyang Huanggu District, comprises 12 blocks of modern apartments consisting of 865 residential apartments of which 785 have been sold, a number of retail shops and ancillary facilities including basement car parking facilities and parks.

We also hold interests in two new projects in Shenyang. Pursuant to agreements entered into in December 2005, we acquired two companies that own rights to develop and acquire a property interest (land use right) for a large parcel of property in Shenyang City known as the Xita Project. The two companies are successors in interest to a bid confirmation letter, originally issued by the City of Shenyang to Shenyang Yunfeng Real Estate Development Co., Ltd., and subsequently amended and supplemented in September 2005. The Xita Project shall be one of the two main development projects for 2006 and subsequent years. It is an urban reconstruction development project with multi-functional sections, which is consistent with government development planning. The project is located in the Xi Ta area in the city of Shenyang and is mostly populated by ethnic Koreans. It will feature a construction area of almost 500,000 square meters, with an occupying area of approximately 101,000 square meters.

On February 27, 2006, Shenyang Jitian Property Company, a new indirect subsidiary of Great China Holdings formed through Silverstrand International Holdings, was confirmed as the highest bidder in a public auction of approximately 420,317 square meters of land designated for residential and commercial development in Chessboard Mountain International Tourism Development District, Shenyang City. The total purchase price for the property is approximately $56.7 million. We paid an initial deposit on the property of approximately $2.5 million in February 2006, and additional payments totaling approximately $51.2 million were made through bridge financing in March and April 2006 by Liaoning Maryland Concrete Co. Ltd, leaving a balance owing on the property of approximately $3.0 million. We intend to pursue early development of the project with a view to beginning pre-sale activity before the end of 2006, which provides the funding necessary for project construction. We estimate that it will take approximately four years to sell and build out the project.

City of Shenyang

Shenyang is a city of approximately 7.2 million people in Liaoning Province, located in northeastern China (Manchuria), approximately 435 miles northwest of Beijing and approximately 171 miles northeast of North Korea. The largest city in northeast China, Shenyang is the economic, cultural, transportation and trade centre of northeastern China, there being eight industrial cities within a 150-kilometer radius of Shenyang. Shenyang’s Taoxian International Airport is the largest airport in northeast China, and the city also has developed railway and expressway networks.

The Shenyang area is rich in industrial resources. Manufactures include heavy machinery, tractors, motor vehicles, cables, machine tools (Shenyang has one of the largest machine-tool plants in China), transformers, textiles, chemicals, paper products, medicines, and cement. Copper, zinc, and lead are also smelted in the city. Shenyang is also the seat of Liaoning University, Northeastern University, China Medical University, Shenyang Conservatory of Music, and numerous other specialized institutes.

Shenyang has experienced rapid renovation in urbanization since the PRC Central Government launched the “Developing the North East Policy” in 2003, and priority was given to Shenyang in the Policy. Shenyang urbanization has led to rapid and steady development in both residential construction and consumption, indicating the likelihood that the Shenyang real estate market will continue to develop and expand. Various Shenyang governmental policies aimed at implementing law and regulations and developing a business law framework have attracted both domestic and overseas investors to invest in Shenyang. According to the Shenyang Statistics Bureau between 1999 and 2003, Shenyang’s GDP grew at the average annual rate of approximately 11.8%.

Shenyang is comprised of the following six districts: (i) Heping, better known as downtown; (ii) Shenhe, just east of downtown; (iii) Huanggu, situated directly north of downtown ; (iv) Dadong, located northeast of downtown; (v) Tiexi and (vi) Yuhong.

Shenyang real estate market

Prior to 1998, housing was allocated to state employees as a kind of staff welfare. In March 1998, the then Prime Minister, Mr. Zhu Rong Ji, announced the abolishment of state-allocated housing commencing from mid-1998. During an ensuing phase of transition from state-provided to privately-owned housing for state employees, eligible state employees were provided cash subsidies to purchase their own housing. The subsidies also served to increase the purchasing power of Shenyang residents for residential properties, and hence have promoted trading of residential properties and the development of the real estate market in Shenyang.

The housing reforms not only attracted substantial influx of capital but have also stabilized the real estate market in Shenyang. Certain measures were implemented to stimulate trading in residential properties. As an example, household registration through acquisition of houses or apartments has allowed expatriates to become an additional source of demand for residential properties in Shenyang.

Another factor that has affected the real estate market in Shenyang has been the resettlement of displaced residents who had been affected by the urbanization of dilapidated buildings in the city. In accordance with an urbanization plan, the Shenyang Municipal Government announced its intention to complete urban renewal projects in areas where illegal structures had been previously erected on state land and in old rundown residential areas. These displaced residents are expected to account for 130,000 family units in need of either leased or owned new housing.

The real estate market in Shenyang has also been affected by the introduction of “investment property buyers” who purchase residential properties as part of their investment portfolio for rental and capital gain. The number of investment property buyers in the PRC has continued to increase in recent years. Large property investment enterprises/group, which have achieved high returns on investments, became active in such fast growing cities in China as Shenyang, Shanghai, Shenzhen and Wenzhou. The current healthy growth experienced in the Shenyang real estate market, rapid urbanization and the improvement in its position/status in the country have increased the property developers’ confidence in investing in Shenyang. Property investors have also shown great confidence in the future development prospects of the real estate market in Shenyang, as evidenced by their increased property investments, and their continued participation and significance in Shenyang real estate market would continue to be felt in the future. As property investment allows high returns (recurring rental and capital appreciation), lower risk profile, unaffected by inflationary pressure and high marketability, we believe it will become investors’ preferred choice of investment. The investment property buyer’s entry into the real estate market will also boost property prices and value.

Governmental regulation

Chinese Real Estate Law

Over the past five years, the majority of China’s urban dwellers have changed their housing situation for apartments provided by their work units at a pittance to housing that they have had to buy and pay to maintain (through homeowner’s associations that hire state supervised management companies). There are some estimates that 80% of urban Chinese now own their own homes. But China has no legal concept of condominium and no statute that defines the rights of these millions of homeowners.

In 1998, China created the basic building block of a market economy in real estate - a transferable ownership interest. This interest, called the “granted land use right” - is not 100% ownership as we know it in the West. There are no air rights or underground rights, and the State retains all the mineral resources and the right to access them. The period of the interest is limited to a fixed term - varying from 40 to 70 years, depending upon the character of the right - and the use to which the property must be put is specified as part of the grant. The granted land use right is transferable, mortgageable, leaseable, and usually can be subdivided. Further, it theoretically is renewable, but there will be a fee and since these land ownership rights are new there is no experience yet with renewals. Chinese anti-speculation rules provide that one cannot acquire or hold property just to “ride the market,” and the holder of the property must put it to productive use within a set time of acquisition - usually two years - or face penalties and ultimately forfeiture of the ownership interest.

For the development of a new commercial real estate project, the developer must first obtain granted land use rights. Land use rights can be granted through bidding, auction and listing. The developer then enters into a land use right grant contract with the relevant government authority. The granted land use right can be transferred, leased, or mortgaged. The transferor and transferee must enter into a land use right transfer contract and file the executed contract with the appropriate government bureau, which will then issue a new land use certificate in the name of the transferee. In May 2002, the Ministry of Land and Resources issued a regulation regarding the land use right transfer. Whereas in the past, private parties were able to transfer land use rights by mutual agreement, this practice was prohibited by the new regulation. Under the new scheme, any procurement of land for business purposes can only be effected through bidding, auction and listing on an authorized exchange floor.

The long term value of Chinese land rights is still quite uncertain, and the current legal status of such rights is not the kind of secure investment that would lead a lender, as might happen in American, to look beyond the land value as security for repayment of the debt. Chinese banks, for example, rarely make construction loans because in theory they cannot lend more than the value of the land that is security for the loan. The Chinese deal with this problem by signing “prelease” or “prepurchase” contracts whereby the end user pays all of the consideration before the building is commenced. Effectively the users finance the seller’s construction. Users borrow the money from the banks under arrangements that later will “morph” into mortgage loans when there is something to which the mortgage can attach. Usually the developer must deposit the purchase proceeds in the bank and the bank monitors the expenditures.

Before a presale method can be legally adopted, the developer of the project must have obtained (i) a land use right certificate, (ii) a planning permit for construction use of land, (iii) a planning permit for the construction project, (iv) a certificate of commencement of construction, and (v) a permit for presale of commercial housing.

Mortgages

In 1993 the Central Government allowed state-owned banks to provide mortgage facilities to property buyers. In accordance with the banking regulations announced in 1998, the loan repayment period was initially for a maximum of 20 years, and limit of the mortgage loan amount was for a maximum of 70% of the purchased property price. In 1999, banking regulations were amended to extend the loan repayment period to a maximum of 30 years and the limit of the mortgage loan amount was increased to a maximum of 80% of the purchased property price. As further incentives, state-owned banks were allowed to increase the mortgage loan facilities by an additional 15% of the approved banking facilities (maximum of 92% of the purchased property price). The provision of mortgage facilities to property buyers is considered to have created increasing demand for properties in the PRC.

In accordance with market practice in the PRC, we are required to provide guarantees (during the development phase) to the banks in respect of mortgages offered to the property buyers until submission of the relevant real estate ownership certificates and certificates of other interests in the property unit by the relevant property buyers to the mortgagee bank. In our experience, such guarantee periods normally last for up to 6 months. If a property buyer defaults under the loan and we are required, during the guarantee period, to repay all debt owed by the defaulting property buyer to the mortgagee bank, the mortgagee bank will assign its rights under the loan and the mortgage to us and, subject to registration, we will have full recourse to the property. In line with industry practice, we do not conduct independent credit checks on the property buyers but rely instead on the credit checks conducted by the mortgagee banks. For financial reporting purposes, the sale of a property unit is not recognized until title has passed and we are released from our loan guarantee on the unit.

Wholly-Owned Foreign Enterprises

A wholly foreign-owned enterprise (WFOE) is an entity 100% owned by a foreign investor or investors. An apparent advantage of a WFOE is that it can enjoy exclusive management control of its business activities and have autonomy in its operation without too much external interference.

The original WFOE regulations only permitted WFOEs in certain limited sectors and required that the foreign party either provided advanced technology or that at least 50% of the production could be exported. These conditions were relaxed over time as more WFOEs were permitted in increasingly broader sectors of the economy. In accordance with the PRC Wholly Foreign-owned Enterprise Law as amended in 2001 and the Industrial Catalogue Guiding Foreign Investments (2004) (the “2004 Catalogue”), the export requirement is no longer permitted and WFOEs are now much more common, except in certain “restricted” or “prohibited” sectors as provided in the 2004 Catalogue.

With respect to China’s real estate industry, the market has been gradually opened to WFOEs since China’s entry into the World Trade Organization. Pursuant to the 2004 Catalogue, WFOEs are permitted to engage in the development, construction and management of ordinary residential houses while they, with limited exceptions, are restricted to participate in the development of high standard real estate projects.

One of the most important issues covered in the project documentation is the business scope of the WOFE. Business scope is narrowly defined for all businesses in China and the WOFE can only conduct business within its approved business scope, which ultimately appears on the business license. Any amendments to the business scope require further application and approval. Our business scope is defined to include general real estate development, sales, leasing and property management.

Sales and marketing

We must apply to the relevant government authorities for pre-sale permits before commencing pre-sales of properties under construction. Such permits will only be issued when, among other things,

•	The land premium has been fully paid;

•	The land use rights certificates, the construction works planning permit and the construction project building permit have been obtained;

•	The construction works of the properties have been completed up to the stipulated standard;

•	The progress and the expected completion date of the construction work have been ascertained;

•	The construction plans for the affiliated facilities have been confirmed;

•	The pre-sale fund escrow agreement has been signed with a professional real estate funding supervisory body;

•	The covenant of the use of the properties has been formulated; and,

•	An initial property management services contract has been signed with a property management company.

Our main customers are PRC individual buyers of residential properties. We do not have any dominant buyer, as we target the mass residential property market. We advertise in newspapers, magazines and outdoor advertising billboards and participate in various real estate exhibitions. We also set up on-site reception centers to display information relating to the relevant project and off-site promotional centers in areas frequented by targeted customers in circumstances where on-site reception centers may not be suitable.

Competition

In recent years, a number of property developers have entered and commenced property development and other project investments in Shenyang and other major cities of China lured by the healthy profit margin that could be had from sales of residential properties. These include overseas property developers (including sizeable leading property developers from Hong Kong), local property developers in Shenyang as well as those from other major cities in China. Competition among the property developers in Shenyang, Shanghai, Beijing, Guangzhou and other major cities of China has become very intense and this may possibly lead to an escalation in the cost of acquiring land use rights for development. Increased competition form other developers could also result in a surplus of available properties so that the local government may consider adopting administrative measures to slow down the approval process of new property developments.

Our properties

We have five completed real estate projects and two new projects just beginning development. All of these projects are located in or around Shenyang. The five completed projects include the following:

•	President Building comprises three blocks of commercial buildings situated in Shenyang City, Heping North Street, which is the financial district of Shenyang. While the original intention was to sell a majority of the office buildings, management intends to retain this as their flag ship and a number of units were leased. Our head office is situated on the 25th and 26th Floors of President Building.

•	Chenglong Garden, situated in Shenyang Huanggu District, comprises 12 blocks of modern apartments consisting of 865 residential apartments, a number of retail shops and ancillary facilities including basement car parking facilities and parks.

•	Qiyun New Village is situated along the Nanyun Riverside and consists of 347 residential units and 2,186 square meters of commercial area.

•	Peacock Garden is situated in Shenyang City, Heping North Street, is in the commercial district of Shenyang and is comprised of 197 low-density residential apartments, of which 193 have been sold and 5,154 square meters of commercial area remain.

•	The Maryland Building consists of 12,858 square meters of commercial space, of which 11,310 have been sold and other remaining 1,548 square meters are held for leasing purposes.

	President Building	Peacock Garden	Chenglong Garden	Maryland Building	Qiyun New Village
Construction date	June 1999	April 1999	June 2000	June 1997	April 1996
Construction completion date	Dec 2002	Nov 2000	Oct 2002	Nov 1998	Nov 1997
Permission for pre-sale/sales	Feb 2001	April 1999	June 2001	Dec 1997	July 1997
Date of first sales	May 1999	May 1999	Sept 2001	Nov 1997	May 1997

The following table sets forth information about our various projects:

	2005		2004
	%	$	%	$
Sales revenue mix
Properties sales:
Qiyun New Village	9.8	2,209,415	27.6	7,183,613
Peacock Garden	—	—	0.9	224,375
President Building	—	—	0.5	125,538
Chenglong Garden Phases I & II	82.4	18,540,596	66.2	17,235,590

	92.2	20,750,011	95.2	24,769,116

Building management income:
President Building Management Center	7.8	1,761,918	4.8	1,252,690

	100.0	22,511,929	100.0	26,021,806

The President Building

The President Building, which was completed in 2002, consists of three blocks of commercial buildings including two towers, each built according to international construction standards, situated in Shenyang City, Heping North Street in the financial district of Shenyang. The project occupies an area of 8,126 square meters on a total construction area of 77,000 square meters, and represents an investment by the Company of approximately US$71.8 million. While our original intention was to sell a majority of the office buildings, we subsequently decided to retain this project as a showcase for our company and a number of units were leased. Our head office is situated on the 25th and 26th Floors of the President Building.

When the President Building was built, it was one of the few commercial buildings in Shenyang built as prime commercial space. In the past several years a number of commercial buildings were built to fulfill an increasing demand. The President Building remains competitive for a number of reasons, including its excellent location in the financial center of Shenyang. We engaged Jones Lane LaSalle to manage the day-to-day operations of the building. Tenant satisfaction is closely monitored and maintained through surveys and regular networking meetings. The buildings were constructed in accordance with international standards for commercial buildings and no renovation is expected to be required for at least 10 years.

The aggregate occupancy rate for the towers is presently 95%. One tenant accounts for more than 10% of the total leased space of the President Building, and the tenants as a whole are engaged in a variety of businesses, including real estate, foreign trade, investment, insurance, e-commerce, media, advertisement, and heath care.

The total area of the President Building we own is 59,265 square meters, and the leased area is 49,495 square meters. The realty tax for the President Building is 13% of the total rental income, and the total realty tax for the year 2005 was US$ 427,000. The lease details for the President Building are as follows:

Lender(bank)	Amount of loan (RMB:ten thousand)	Guaranty (President Building)	Leased Area
Industrial and Commercial Bank of China Changde Branch	6,250	Block C, 1st-4th floor	5,312
		Block B, 3rd-4th floor, South 11-15	1,808
Bank of China Zhongshan Branch	9,500	Block C, 5th-12th floor	8,949
		Block C, 20th-23rd floor	4,389
Agriculture Bank of China Binhe Branch	1,940	Block C, 24th-26th floor	3,292
Commercial Bank of China Zhongshan Branch	12,000	Block A, 1st-4th floor	6,349
		Block A, 8th-9th floor	2,195
		Block A, 11th –14th floor	4,380
		Block A, 17th-26th floor	10,925
		Block B, 3rd-4th floor, North 7-11	1,891

Total leased area			49,490

Chenlong Garden

Chenglong Garden, situated in Shenyang Huanggu District, comprises 12 blocks of modern apartments consisting of 865 residential apartments, a number of retail shops and ancillary facilities including basement car parking facilities and parks. The project is situated near Beiling Park, schools and Hymall Megamart. Approximately 88% of the units comprising Chenglong Garden have been sold.

Qiyun New Village

Qiyun New Village is situated along the Nanyun Riverside and consists of 347 residential units. Qiyun New Village was introduced to the real estate market in 1999. We introduced a “Five-year Trial Accommodation Scheme” (the “Scheme”) to attract potential buyers when initial sales at the project did not meet expectations. Under the Scheme, property buyers were required to pay a 10% refundable deposit based on the sale price of the property or $6,039 (RMB50,000) and another 20%, based on the sale price of the property which is non-refundable, over 5 years by monthly installments, totaling 30% throughout the trial period. The remaining 70% of the consideration shall be due and payable immediately after the trial period when the property buyers exercise their option whether or not to complete the purchase. If the buyer chooses not to buy the property, the 10% refundable deposit or $6,039 (RMB50,000) will be refunded to the buyers (less any unpaid rental due) and monthly installments received over the 5-year trial period will have been recognized as rental income in the year in which they arose.

The current status as to the 72 units that were still previously under the Scheme as of December 31, 2005 is as follows: 26 participants of the Scheme have agreed to purchase the unit and sales revenues were recognized during the year ended December 31, 2005; 17 participants of the Scheme are in the process of arranging mortgage loans from banks and the completion dates of mortgage loans is unknown due to the introduction of Macroeconomic Regulation and Control to cool the real estate market in China; and, 29 participants of the Scheme have elected not to exercise their option to purchase, 20 of these participants of the Scheme had returned the properties and eight of these participants owed rental during the 5-year Scheme and have been sued.

Peacock Garden

Peacock Garden, situated in Shenyang City, Heping North Street, is in the commercial district of Shenyang and is comprised of 197 low-density residential apartments, of which 193 have been sold, and 5,154 square meters of commercial area.

The Maryland Building

The Maryland Building is 12,858 square meters in size of which 11,310 square meters have been sold and other remaining 1,548 square meters are held for leasing purposes.

Property Management

Shenyang Maryland has entered into a consulting agreement with Jones Lang Lasalle with respect to the management of the President Building. Pursuant to this agreement, Shenyang Maryland will manage the day-to-day operations of the building, but Jones Lang Lasalle will provide advice on how to carry out these management operations. Shenyang Maryland has entered into management agreements with Shenyang Maryland Property Management Co., Ltd., a subsidiary, with respect to the management of the following properties: Qiyun New Village, Peacock Garden, Chenlong Garden and the Maryland Building.

New projects

Pursuant to agreements entered into in December 2005, we acquired two companies that own rights to develop and acquire a property interest (land use right) for a large parcel of property in Shenyang City known as the Xita Project. The two companies are successors in interest to a bid confirmation letter, originally issued by the City of Shenyang to Shenyang Yunfeng Real Estate Development Co., Ltd., and subsequently amended and supplemented in September 2005. The Xita Project shall be one of the two main development projects for 2006 and subsequent years. It is an urban reconstruction development project with multi-functional sections, which is consistent with government development planning. The project is located in the Xi Ta area in the city of Shenyang and is mostly populated by ethnic Koreans. It will feature a construction area of almost 500,000 square meters, with an occupying area of approximately 101,000 square meters.

Pursuant to a sale and purchase agreement dated December 8, 2005, subsequently amended on December 28, 2005, we agreed to acquire through our indirect subsidiary, Shenyang Maryland International, 70% of the equity interest in Shenyang Xinchao Development Company, a Sino-Foreign joint venture corporation that owns approximately 66% of the rights granted under the Xita Project confirmation letter, from Shenyang Yunfeng Real

Estate Development Co. We agreed to acquire the remaining 30% equity interest in Shenyang Xinchao Development Company through our direct subsidiary, Silverstrand International Holdings, from I.R.E. Corporation Limited, an unrelated Singapore corporation. The remaining approximately 34% interest in the rights granted under the Xita Project confirmation letter is held by Shenyang Yindu Property Company, also a Sino-Foreign joint venture. Pursuant to agreements dated December 28, 2005, Shenyang Maryland International agreed to acquire a 70% interest in Shenyang Yindu Property Company from Shenyang Yunfeng Real Estate Development Co., and Silverstrand International Holdings agreed to acquire a 30% interest in Shenyang Yindu Property Company from I.R.E. Corporation. These transactions closed at the end of December 2005, so that we now hold through our subsidiaries 100 percent interest in the land comprising the Xita Project.

The purchase price for the interests acquired from I.R.E. Corporation is the assumption of the obligations under joint venture arrangements, which is a total of $5.5 million for both joint ventures. The purchase price for Shenyang Yunfeng Real Estate Development Co.’s interest in Shenyang Xinchao Development Company, is approximately $8.6 million, which was paid by a cash payment of $5 million by Shenyang Maryland International in December 2005, and by the assumption of the obligation of Shenyang Yunfeng Real Estate Development Co. to make additional contributions to the joint venture in the amount of $3.6 million (which Shenyang Maryland International made to Shenyang Xinchao Development Company in December 2005).

The terms of the Xita Project confirmation letter provide that, in order for the rights granted under the confirmation letter to fully vest, the owners of the project rights must pay a total of approximately $88 million for the Xita property. To date, of this amount, a total of approximately $4.0 million has been paid. In December 2005, we obtained bank financing in the principal amount of $14.8 million to make our initial cash payment in connection with the Shenyang Xinchao Development Company acquisition and the additional capital contributions in connection with this acquisition. The loan bears interest at a rate of 7.254% per annum, with all principal and interest due December 31,2006. We are now seeking the participation of one or more partners in a joint venture to provide the financing necessary to advance the project, but at the present time we have not identified any joint venture partners or established terms for a joint venture arrangement, nor can there be any assurance that we will be successful in finding such joint venture partners or otherwise obtaining financing to meet the commitments under the Xita Project confirmation letter. Meanwhile, we are negotiating with the local government to extend the occupied area of the land from 100,000 square meters to 160,000 square meters after approval of the initial planning by the government. The estimated total cost of the Xita Project is $207.2 million, and construction is expected to require at least three years. We plan to sell the residential part of the Xita Project to generate cash flow in 2007 and to hold and lease the commercial part for stable rental income after the construction is completed in 2009.

On February 27, 2006, Shenyang Jitian Property Company, a new indirect subsidiary of Great China Holdings formed through Silverstrand International Holdings, was confirmed as the highest bidder in a public auction of approximately 420,317 square meters of land designated for residential and commercial development in Chessboard Mountain International Tourism Development District, Shenyang City. The total purchase price for the property is approximately $56.7 million. We paid an initial deposit on the property of approximately $2.5 million in February 2006, and additional payments totaling approximately $51.2 million were made through bridge financing in March and April 2006 provided by Liaoning Maryland Concrete Co., Ltd., leaving a balance owing on the property of approximately $3.0 million.

In July 2006, Shenyang Jitian Property Company entered into a loan agreement with Shenyang City Commercial Bank (Holdings) Co., Ltd. whereby the bank agreed to loan up to RMB 550,000,000, or approximately US$68.7 million for use in connection with the acquisition of the Chessboard Mountain Project. The loan agreement has a term of three years, and the principal bears interest at a rate of 6.633% per annum. Shenyang Maryland International guarantied all payment obligations under the loan agreement, and Shenyang Jitian Property Company mortgaged its title to the property to the bank as security for performance of its obligations under the loan agreement. The proceeds of this loan were used to pay off the bridge loan obtained from Liaoning Maryland Concrete Company, Ltd. Shenyang Jitian Property Company obtained an additional loan from the same bank on terms that were the same as the first loan for RMB 50,000,000 (approximately US$ 6.25 million), which will also be used to advance the Chessboard Mountain Project.

We intend to pursue early development of the project with a view to beginning pre-sale activity before the end of 2006, which provides the funding necessary for project construction. We estimate that it will take approximately four years to sell and build out the project.

Employees

Great China Holdings currently has 230 employees, 19 of whom are engaged in management activities and 10 of whom are engaged in sales activities.

LEGAL PROCEEDINGS

In February 2006, Shenyang Oil and Chemicals Supply Co. Ltd., filed suit against Shenyang Maryland International in Shenyang Intermediate Court, case no. Shen Min 2 Fang #236. The suit alleges that Shenyang Maryland International owes a transaction fee to Shenyang Oil and Chemical Supply Co. arising from demolition costs relating to the Peacock Garden Project. The amount sought in the lawsuit is RMB3,563,893 (approximately USD$444,930). Shenyang Maryland International filed its response with the court and the parties are waiting for the court’s decision. Shenyang Maryland International cannot predict at this time the outcome of the lawsuit or whether or to what extent any liability will arise from the litigation.

We are the subject of certain other legal matters that we consider incidental to our business activities. It is the opinion of management that the ultimate disposition of these matters will not have a material impact on our financial position, liquidity or results of operations.

MANAGEMENT

Directors and officers

Set forth in the table below are the names, ages and positions of our current directors and executive officers. With the exception of Mr. Jiang Fang and Mr. Jiang Peng, who are brothers, none of our directors or executive officers has any family relationship to any other director or executive officer.

Name	Age	Positions	Since
Jiang Fang	51	Chairman of the Board	2005
Deng Zhi Ren	56	Chief Executive Officer	2006
Cheng Shui San	62	Chief Financial Officer	2006
Duan Jing Shi	54	Director	2005
Chen Jin Rong	47	Director	2006
Wang Jian Guo	32	Director	2006
Wang Li Rong	43	Director and Secretary	2005

For the purpose of adding independent directors to the board, effective July 1, 2006, Jiang Peng and Li Guang Hua resigned as directors of the Company, and Chen Jin Rong and Wang Jian Guo were appointed to fill the vacancies created by these resignations. All executive officers are elected by the board and hold office until their successors are duly elected and qualified. Each director is elected by the stockholders and serves until resignation or election of a successor by the stockholders.

Biographies

The following is information on the business experience of each of the new officers.

Jiang Fang has served for the past five years as the Chairman and a Director of Silverstrand International and its subsidiary, Shenyang Maryland International Industry Company Limited. Mr. Jiang was the founder of Shenyang Maryland International Industry Company Limited.

Deng Zhi Ren joined Great China in the capacity of chief business advisor in November 2005. From the beginning of 2004 until he joined Great China in November 2005, he was engaged as the chief consultant and then the CEO for a real estate development project, Sichuan Exposition Development Ltd. From 2003 to 2004 Mr. Deng was the chief consultant to Beijing Junefield Group, and for three years prior to 2003 Mr. Deng was the CEO of Beijing X&D Property Consultants Ltd, which participated in the strategic planning and sales of over 70 real estate projects in China.

Cheng Shui San has worked in the fields of accounting and finance in the public and private sector for over 35 years. He holds a BA degree in economics from the University of Tasmania in Australia and a MBA from the Chinese University of Hong Kong. Since January 2003, Mr. Cheng has been a self-employed consultant and entrepreneur in Hong Kong and China. From November 1994 to December 2002, Mr. Cheng held various financial and managerial positions with the Century City Group of companies, a group of three listed companies in Hong Kong that engage in investment holdings, financial institutions, property development, and hotel ownership and management. Most recently, from November 2000 to December 2002, Mr. Cheng was Finance Director of Century City Group’s China Division.

Duan Jing Shi has served as a Director of Silverstrand International and its subsidiary, Shenyang Maryland International Industry, since January 2002, and has responsibility for real property development. For over two years prior to January 2002 he served as President of Shenyang Normal University.

Chen Jin Rong has been an associate professor at the School of Economics and Management of Tsinghua University in Beijing since 2001, specializing in corporate finance management, security analysis, financial operations, and corporate governance and controls. She is also an independent consultant to public companies and private businesses in China. Ms. Chen was elected in June 2006 as a director of Synutra International, Inc., a public company based in Rockville, Maryland that is in engaged in the business of developing, producing and marketing dairy based nutritional products in China.

Wang Jian Guo is an architect and has been employed as Technology Director of Shenyang Jinmao Building Real Estate Co., Ltd., in Shenyang, China, since October 2005. From July 2005 to October 2005 he was self-employed as an architect, and for a year prior to July 2005 he was employed as Design Director of Shenyang Vanke Real Estate Development Co., Ltd., in Shenyang, China. From May 2003 to June 2004 Mr. Wang was engaged as the Planning Director of Shanghai Jingce Duyi Space and Real Estate Research Institute Co., Ltd. Prior to May 2003, Mr. Wang was pursuing doctoral program studies in architectural design theory at Tongji University, Architecture and City Planning College, which he began after earning his Master’s Degree in Architecture Design and Theory at Shenyang Architecture Engineering College in April 2002.

Wang Li Rong has served as a Director of Silverstrand International and its subsidiary, Shenyang Maryland International Industry Company Limited since 1995. Ms. Wang manages finance and accounting for Silverstrand International.

Financial Expert

The board has determined that Chen Jin Rong is the “audit committee financial expert” serving on the board within the meaning of Item 401(e) of Regulation S-B. Further, the board has determined that Ms. Chen is “independent” under the standard set forth in Rule 4350(d) of the Nasdaq Marketplace Rules.

Board Compensation

Each non-employee director receives a monthly director fee of $833. Each non-employee director serving on January 31 of each year receives an option to purchase 10,000 shares of Great China International common stock exercisable over a term of two years with an exercise price equal to 90% of the average of the closing bid prices for Great China common stock over the 10 trading days prior to the date the options are issued.

COMPENSATION

Annual compensation

The following table contains information concerning the annual compensation paid to our chief executive officer during fiscal year 2005.

Name and Principal Position (1)	Year	Annual Compensation Salary ($)
Jiang Fang (2)	2005	28,600
President and Chief Executive Officer

(1)	Jiang Fang became the chief executive officer and president on July 5, 2005. The amount of compensation stated in the table is the total amount of salary paid to Mr. Jiang by Shenyang Maryland International and Great China International in 2005. In March 2006, Deng Zhi Ren was elected chief executive officer.

Shenyang Maryland entered into a standard form employment agreement with Jiang Fang, the term of which runs from January 1, 2003 to December 31, 2007, which provides for annual compensation of $28,600, but does not contain any unusual severance or early termination provisions.

In March 2006, the Company entered into a five year employment agreement with Deng Zhi Ren, the Chief Executive Officer, will be paid a monthly salary of $3,730. In consideration of his agreement to accept the position and an inducement to apply his best efforts to advance the business of Great China Holdings and its success, he was granted an option to purchase 572,491 shares of the common stock of Great China Holdings at a purchase price of $6.00 per share that vest in five equal increments beginning with the date of issuance in March 2005 and the following four anniversary dates. The options are exercisable over a term of five years from the date of vesting.

As compensation for his services as Chief Financial Officer, Cheng Shui San will be paid a monthly salary of approximately $1,000. Great China Holdings agreed to reimburse Mr. Cheng for travel costs incurred in connection with his duties as Chief Financial Officer. Furthermore, in consideration of his agreement to accept the position and an inducement to apply his best efforts to advance the business of Great China Holdings and its success, he was granted an option to purchase 10,000 shares of the common stock of Great China Holdings at a purchase price of $11.00 that vests immediately and is exercisable for one year from May 18, 2006.

There were no options outstanding to purchase our common stock at December 31, 2005.

PRINCIPAL STOCKHOLDERS

The following table sets forth as of August 31, 2006, the number and percentage of the outstanding shares of common stock which, according to the information supplied to the Company, were beneficially owned by (i) each person who is currently a director, (ii) each executive officer, (iii) all current directors and executive officers as a group, and (iv) each person who, to our knowledge, is the beneficial owner of more than 5% of the outstanding common stock. The address of each person listed is C Site 25-26F President Building, No. 69 Heping North street, Heping District, Shenyang 110003, People’s Republic of China.

Name and Address	Number of Shares	Percent of Class
Jiang Fang	8,178,447	69.4
Deng Zhi Ren (1)	114,498	1.0
Cheng Shui San (2)	10,000	0.1
Duan Jing Shi	101,024	0.8
Chen Jin Rong	-0-	-0-
Wang Jian Guo	-0-	-0-
Wang Li Rong	101,024	0.8
All executive officers and directors as a group (7 persons)	8,504,993	71.4

(1)	Mr. Deng holds an option to purchase 572,491 shares of the common stock of Great China at a purchase price of $6.00 per share that vest in five equal increments beginning with the date of issuance in March 2005 and the following four anniversary dates. The number of shares stated is the currently vested portion of the option.
(2)	Mr. Cheng holds an option to purchase 10,000 shares of the common stock of Great China at a purchase price of $11.00 per share.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Silverstrand International Holdings Company acquired all of the share capital of Shenyang Maryland International for $5,000,000, paid in five installments during 2005. Of the total amount: $4,350,000 was paid to Jiang Fang, our Chairman and President; $500,000 was paid to Jiang Peng, a former officer and director, $50,000 was paid to each of Duan Jing Shi and Wang Li Rong, each an officer and/ or director, and $50,000 was paid to Li Guang Hua, a former director.

Pursuant to a sale and purchase agreement dated December 8, 2005 and subsequently amended on December 28, 2005, we agreed to acquire, through Shenyang Maryland International, 70% of the equity interest in Shenyang Xinchao Property Company Limited, a Sino-Foreign joint venture corporation that was formed for the purpose of owning and developing the Xita Project and owned approximately 66% of the land rights pertaining thereto. The interest in Shenyang Xinchao Property Company was acquired from Shenyang Yunfeng Real Estate Development Co., which is owned and controlled by Jiang Fang and Jiang Peng. Under the terms of the agreement as amended, the purchase price of the Shenyang Xinchao Development Co. interest is $8.7 million, which was paid through a cash payment of $5.0 million made in the first quarter of 2006 and by the assumption of the obligation of Shenyang Yunfeng Real Estate Development Co., to make additional contributions to the joint venture in the amount of $3.7 million. The remaining approximately 34% interest in the land rights to the Xita Project is held by Shenyang Yindu Property Company, also a Sino-Foreign joint venture. Pursuant to agreements dated December 28, 2005, Shenyang Maryland International agreed to acquire a 70% interest in Shenyang Yindu Property Company from Shenyang Yunfeng Real Estate Development Co. by assuming its obligation to make capital contributions to Shenyang Yindu Property Company, and Silverstrand International Holdings agreed to acquire a 30% interest in both Shenyang Yindu Property Company and Shenyang Xinchao Property Company from I.R.E. Corporation. As a result of these transactions we now hold through our subsidiaries 100 percent interest in the land comprising the Xita Project.

Amounts due from related parties as at December 31, 2005 consist of amounts due from Shenyang Yunfeng Real Estate Development Co. of $4,443,422. This amount includes a refund of payments from the Shenyang City Planning and Land Resources Council because of a revision of the land use right cost for the Xita Project in the amount of $785,637 that was made to Shenyang Yunfeng Real Estate Development Co. and is owing to Shenyang Xinchao Property Company Limited. The remaining balance represents advances made to Shenyang Yunfeng Real Estate Development Co. during 2005 and prior periods for costs and expenses incurred to formulate and advance the acquisition process for the Xita Project. Advances for these purpose continued in the first portion of 2006. Effective January 1, 2006, we memorialized a portion of the amount owing from Shenyang Yunfeng Real Estate Development Co. to us with a loan agreement in the principal amount of $3.9 million that is due December 31, 2006, that bears interest at the rate of 7.254% per annum, subject to any agreement between the parties to extend the term of the loan. At June 30, 2006, the amount owing by Shenyang Yunfeng Real Estate Development Co. to us was $5,329,718.

An aggregate of $339,952 was owed by Liaoning Maryland Concrete Company to Great China Holdings as at December 31, 2005. Mr. Jiang Peng, one of our directors, is the chairman of Liaoning Maryland Concrete Company, and the majority of the interest in this entity is owned by Shenyang Yunfeng Real Estate Development Co. The amount owing to us was principally for credits on construction contracts partially offset by concrete supplied to our various projects. In February 2006, we entered into an agreement with Liaoning Maryland Concrete Company whereby we transferred a unit at our development in Chenglong Garden to an affiliate of Liaoning Maryland Concrete Company for additional credit. We intend to apply these amounts owed to the future purchase of concrete from Liaoning Maryland Concrete for our new projects.

On February 27, 2006, Shenyang Jitian Property Company, a new indirect subsidiary of Great China Holdings formed through Silverstrand International Holdings, was confirmed as the highest bidder in a public auction of approximately 420,317 square meters of land designated for residential and commercial development in Chessboard Mountain International Tourism Development District, Shenyang City. The total purchase price for the property is approximately $56.7 million. We paid an initial deposit on the property of approximately $2.5 million in February 2006, and additional payments totaling approximately $51.2 million were made through bridge financing in March and April 2006 provided by Liaoning Maryland Concrete Company. The bridge loan from Liaoning Maryland Concrete Company was repaid after June 30, 2006, when bank financing for the acquisition was completed. In connection with the bridge financing we reimbursed Liaoning Maryland Concrete Company for interest and loan costs in the amount of $2,063,670.

The amount due from Shenyang Yindu Property Company at December 31, 2005 was $1,399,281, represents its share of the payment for the purchase of the Xita Project land use right. As the registration of Shenyang Yindu Property Company had not yet been approved and the funding of its registered capital had not yet occurred, Shenyang Xinchao Property Company paid the amount due on the purchase on behalf of Shenyang Yindu Property Company. The amount was paid back to Shenyang Xinchao Property Company during the first quarter of 2006 after the registered capital was injected into Shenyang Yindu Property Company and the registration was approved. Shenyang Yindu Property Company is now a wholly owned indirect subsidiary of Great China Holdings.

SELLING SECURITY HOLDERS

The following table details the name of each selling security holder, the number of shares owned by the selling security holder, and the number of shares that may be offered for resale under this prospectus. The following table has been prepared assuming that all shares offered under this prospectus will be sold to parties unaffiliated with the selling security holders. Except as noted below, none of the selling security holders has had a significant relationship with us within the past three years, other than as a result of the ownership of our shares or other securities. Unless otherwise indicated, the selling security holders have sole voting and investment power over their respective shares.

Selling Security Holder	Number of shares owned	Number of shares offered	Percentage owned after
Wang, Wen Lin	70,000	70,000	-0-
Jiang, Lei	50,000	50,000	-0-
Li, Hua	70,000	70,000	-0-
Jiang, Wen Tao	30,000	30,000	-0-
Kwan, Tak Yan	1,000	1,000	-0-
Wong, Kwong Wing	500	500	-0-
Pan, Yong Jia	60,000	60,000	-0-
Jiang, Zhi Tao	20,000	20,000	-0-
Yu, Gui Zhen	50,000	50,000	-0-
Jiang, Hao	30,000	30,000	-0-
Luo, Lan	20,000	20,000	-0-
Cheng, Cho Ming	500	500	-0-
Luo, Meng	50,000	50,000	-0-
Tong, Jian	50,000	50,000	-0-
Lee, Im Mei Helen	500	500	-0-
Li, Chan Kit	500	500	-0-
Ng, Yuen Yee	1,000	1,000	-0-
Lo, Chung Chee	5,000	5,000	-0-

Selling Security Holder	Number of shares owned	Number of shares offered	Percentage owned after
Lo, Kwan Nui	500	500	-0-
Yuen, Ka Yan Carol	500	500	-0-
Wan, Hoi Sze	2,000	2,000	-0-
Chan, Oi Ki Dorothy	2,000	2,000	-0-
See, Wai Man	1,000	1,000	-0-
Chen, Cho Yau Ronald	500	500	-0-
Lam, Chi Chung	1,000	1,000	-0-
Chang, Wai Ching	1,000	1,000	-0-
Tang, Oi Ling	2,000	2,000	-0-
Wong, Kwok Ho Damon	2,000	2,000	-0-
Sun, Dong Qing	1,000	1,000	-0-
Cui, Fei	1,000	1,000	-0-
Wu, Rui	500	500	-0-
Zhang, Li Hong	500	500	-0-
Bai, Xue	500	500	-0-
Zhang, Hui	500	500	-0-
Li, Wei	500	500	-0-
Qi, Shi Xin	500	500	-0-
Zhao, Zhong	500	500	-0-
Liu, Xin	500	500	-0-
Liu, Wen Jie	500	500	-0-
Yang, Jing Dang	5,000	5,000	-0-
Xu, Tong	500	500	-0-
Wang, Yang	3,000	3,000	-0-
Yan, Zheng Guo	3,000	3,000	-0-
Wang, Ting	500	500	-0-
Guo, Ying	1,000	1,000	-0-
Liang, Nan Nan	2,000	2,000	-0-
Meng, Xu	4,000	4,000	-0-
Liu, Ying	1,500	1,500	-0-
Shang, Li Juan	1,000	1,000	-0-
Zhang, Hong Qiao	500	500	-0-
Gao, Cheng	500	500	-0-
Wu, Chen	500	500	-0-
Wang, Ying	8,000	8,000	-0-
Meng, Fan Qiang	1,000	1,000	-0-
Li, Dong	1,500	1,500	-0-
Du, Xin	5,000	5,000	-0-
Guan, Min	2,500	2,500	-0-

Selling Security Holder	Number of shares owned	Number of shares offered	Percentage owned after
Wang, Su Mei	2,500	2,500	-0-
Hou, Fang	4,000	4,000	-0-
Wei, Cheng Shui	500	500	-0-
Yu, Li	500	500	-0-
Wang, Ce	1,500	1,500	-0-
Zhang, Yong	1,000	1,000	-0-
Zhao, Yue Hua	2,500	2,500	-0-
Bai, Yan	5,000	5,000	-0-
Luan, Lu Da	3,000	3,000	-0-
Liang, Yu	3,000	3,000	-0-
Wang, Ren	500	500	-0-
Hao, Dong	5,000	5,000	-0-
Li, Xiao Long	30,000	30,000	-0-
Wang, Wei	30,000	30,000	-0-
Xue, Zheng	5,000	5,000	-0-
Ye, Xin	1,000	1,000	-0-
Xu, Zhi Qiang	1,000	1,000	-0-
Zhu, Jun	500	500	-0-
He, Li	1,000	1,000	-0-
Han, Shu Lan	2,500	2,500	-0-
Chen, Ying	500	500	-0-
Xie, Yu	1,000	1,000	-0-
Su, Sai	500	500	-0-
Qiao, Yong Dong	1,500	1,500	-0-
Zhou, Yi	27,500	27,500	-0-
Shao , Yan Lin	1,500	1,500	-0-
Gao , Zhi	10,000	10,000	-0-
Ye, Hong Qing	500	500	-0-
Zheng, Wei Min	500	500	-0-
Zhao, Peng	6,000	6,000	-0-
Zhu, Jun	6,000	6,000	-0-
Zhang, Xu	1,000	1,000	-0-
Lang, Wen Peng	1,500	1,500	-0-
Gong, Tao	6,000	6,000	-0-
Lu, Jian Wei	1,000	1,000	-0-
Ly, Tao	1,500	1,500	-0-
He, Wei Guang	500	500	-0-
Zou, Liang	1,000	1,000	-0-
Tong, Zhong	2,000	2,000	-0-

Selling Security Holder	Number of shares owned	Number of shares offered	Percentage owned after
Luo, Guang Xing	5,000	5,000	-0-
Liu, Zhi Jiang	4,000	4,000	-0-
Zhao, Bao Zheng	4,500	4,500	-0-
Zou, Guang	3,000	3,000	-0-
Liu, Zhen Bang	3,000	3,000	-0-
Ma, Zhen Rong	2,500	2,500	-0-
Han, Cheng Min	1,500	1,500	-0-
Deng Zhi Ren (1)	572,491	572,491	-0-
Tang Yee Kwan (1)	245,353	245,353	-0-

(1)	Mr. Deng and Ms. Tang received in March 2006, options to purchase 572,491 shares and 245,353 shares of common stock, respectively. Both options are exercisable at a price of $6.00 per share and vest in five equal increments beginning with the date of grant and continuing on the following four annual anniversary dates of grant, subject to continued employment with Great China International. Mr. Deng is the chief executive officer of Great China International and Ms. Tang is employed as investor relations officer. Ms. Tang is the daughter of Mr. Deng.

PLAN OF DISTRIBUTION

The selling security holders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling security holder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling security holder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.

The selling security holder may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.

Broker-dealers engaged by selling security holder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the selling security holder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling security holder may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling security holder may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling security holder and any broker dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933. Each selling security holder has informed Great China Holdings that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent.

Great China Holdings is required to pay certain fees and expenses incurred by it incident to the registration of the shares. Great China Holdings has agreed to indemnify the selling security holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933.

Because selling security holder may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, they will be subject to the prospectus delivery requirements of the Securities Act or 1933. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than under this prospectus. Each selling security holder has advised us that they have not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling security holder.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling security holder without registration and without regard to any volume limitations by reason of Rule 144(k) under the Securities Act of 1933 or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling security holders will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling security holders or any other person. We will make copies of this prospectus available to the selling security holder and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

DESCRIPTION OF CAPITAL STOCK

Great China Holdings’ charter authorizes it to issue up to 50,000,000 shares of common stock, $0.001 par value per share. As of the date of this prospectus, there are 11,782,036 shares of common stock outstanding. In addition, there are outstanding options to acquire up to an additional 827,844 shares of common stock.

Common stock

Holders of the common stock are entitled to one vote per share on all matters submitted to the stockholders for a vote. There are no cumulative voting rights in the election of directors. The shares of common stock are entitled to receive such dividends as may be declared and paid by the board of directors out of funds legally available there for and to share, ratably, in the net assets, if any, of Great China Holdings upon liquidation. The stockholders have no preemptive rights to purchase any shares of our capital stock.

Transfer agent

The transfer agent for the common stock is Progressive Transfer Company, Salt Lake City, Utah.

INDEMNIFICATION

Our articles of incorporation and bylaws provide that we will indemnify and hold harmless, to the full extent allowed by the laws of the state of Nevada, each person who was, or is threatened to be made a party to, or is otherwise involved in any threatened proceedings by reason of the fact that he or she is or was a director or officer of Great China Holdings or is or was serving at the request of Great China Holdings as a director, officer, partner, trustee, employee, or agent of another entity, against all losses, claims, damages, liabilities and expenses actually and reasonably incurred or suffered in connection with such proceedings. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons, or to the extent any of the selling security holders are entitled to indemnification under their agreements with us, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

LEGAL MATTERS

The legality of the issuance of the shares that may be reoffered by the selling security holders and certain other matters will be passed upon for Great China Holdings by Parsons Behle & Latimer, Salt Lake City, Utah.

EXPERTS

The financial statements of Great China Holdings as of December 31, 2005 and for the year ended December 31, 2005, have been audited by Murrell, Hall, McIntosh & Co., PLLP, an independent registered public accounting firm, as stated in their report appearing elsewhere, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Silverstrand International Holdings (later Great China Holdings) for the year ended December 31, 2004, have been audited by e-Fang Accountancy Corp., & CPA, an independent registered public accounting firm, as stated in their report appearing elsewhere, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INDEX TO FINANCIAL STATEMENTS

GREAT CHINA INTERNATIONAL HOLDINGS, INC.

CONDENSED CONSOLIDATED BALANCE SHEET

JUNE 30, 2006

ASSETS

Current assets:
Cash and equivalents	$1,120,994
Accounts receivable
Trade, net of allowance of $1,123,290	1,074,677
Advances to suppliers	1,133,501
Advances to employees	88,949
Properties held for resale	11,944,161
Loans receivable	190,844
Prepaid expenses	1,108
Loan costs, net of amortization of $388,356	361,644

Total current assets	15,915,878

Property and equipment:
Land and buildings	48,691,338
Motor vehicles	699,547
Office furniture and equipment	255,404

49,646,289
Less accumulated depreciation	(5,819,078)

43,827,211

Construction in progress	74,209,506

Total assets	$133,952,595

See accompanying notes to the condensed consolidated financial statements.

GREAT CHINA INTERNATIONAL HOLDINGS, INC.

CONDENSED CONSOLIDATED BALANCE SHEET

JUNE 30, 2006

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued expenses	$11,247,904
Deposits held	843,074
Advances from buyers	3,215,122
Amounts due to related companies	58,946,346
Taxes payable	422,988
Short-term loans	55,642,750
Current portion of long-term debt	424,778

Total current liabilities	130,742,962

Long term debt, net of current portion shown above	2,210,889

Total liabilities	132,953,851

Stockholders’ equity:
Common stock, $.001 par value 50,000,000 shares authorized, 11,782,036 issued and outstanding at June 30, 2006	11,783
Additonal paid in capital	4,406,348
Retained earnings	(3,685,343)
Accumulated other comprehensive income	265,956

Total stockholders’ equity before advances offset	998,744

Total liabilities and stockholders’ equity	$133,952,595

See accompanying notes to the condensed consolidated financial statements.

GREAT CHINA INTERNATIONAL HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (RESTATED)

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

	2006	2005
Revenues
Sales	$4,525,578	$7,412,532
Rental and management fee income	2,557,353	2,802,027

Total revenues	7,082,931	10,214,559

Expenses
Cost of properties sold	4,048,801	6,845,792
Operating and selling expenses	60,218	132,934
Administrative expenses	2,226,801	733,189
Depreciation and amortization	1,126,853	759,735

Total expenses	7,462,673	8,471,650

(Loss) from operations	(379,742)	1,742,909

Other income (expense)
Other income	95,149	7,852
Interest and finance costs	(2,213,443)	(1,927,369)

Total other income (expense)	(2,118,294)	(1,919,517)

Income before income taxes	(2,498,036)	(176,608)

Provision for income taxes	—	—

Net (loss)	(2,498,036)	(176,608)

Other comprehensive income (loss):
Foreign currency translation adjustment	66,217	—

Total comprehensive income (loss)	$(2,431,819)	$(176,608)

Basic and diluted net income (loss) per common share	$(0.22)	$(0.02)

Weighted average basic and diluted shares outstanding	11,268,609	10,557,406

See accompanying notes to the condensed consolidated financial statements.

GREAT CHINA INTERNATIONAL HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (RESTATED)

FOR THE THREE MONTHS ENDED JUNE 30, 2006 AND 2005

	2006	2005
Revenues
Sales	$3,168,334	$7,412,532
Rental income	1,231,527	1,651,510

Total revenues	4,399,861	9,064,042

Expenses
Cost of properties sold	2,318,876	6,237,207
Operating and selling expenses	20,368	21,617
Administrative expenses	1,457,164	452,533
Depreciation and amortization	640,556	480,154

Total expenses	4,436,964	7,191,511

Income (loss) from operations	(37,103)	1,872,531

Other income (expense)
Other income	(23,117)	5,655
Gain on disposal of fixed assets	—	—
Interest and finance costs	(882,266)	(885,320)

Total other income (expense)	(905,383)	(879,665)

Income (loss) before income taxes	(942,486)	992,866

Provision for income taxes	—	—

Net income (loss)	(942,486)	992,866

Other comprehensive income (loss):
Foreign currency translation adjustment	8,425	—

Total comprehensive income (loss)	$(934,061)	$992,866

Basic and diluted net income (loss) per common share	$(0.08)	$0.09

Weighted average basic and diluted shares outstanding	11,439,751	10,557,406

See accompanying notes to the condensed consolidated financial statements.

GREAT CHINA INTERNATIONAL HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (RESTATED)

FOR THE YEAR ENDED DECEMBER 31, 2005 AND THE SIX MONTHS ENDED JUNE 30, 2006

	Common Stock		Additional Paid in Capital	Accumulated Other Comprehensive Income	Retained Deficit	Total Shareholder’s Equity
	Shares	Amount
Balance, December 31, 2005	11,097,466	$11,098	$1,550,878	$199,739	$(1,187,307)	$574,408
Employee stock options	—	—	377,875	—	—	377,875
Net income for the six months ended June 30, 2006	—	—	—	—	(2,498,036)	(2,498,036)
Additional share issued at premium	684,570	685	2,777,595	—	—	2,778,280
Share issuance costs	—	—	(300,000)			(300,000)
Other comprehensive income:
Change in exchange rate fluctuation reserve	—	—	—	66,217	—	66,217

	11,782,036	$11,783	$4,406,348	$265,956	$(3,685,343)	$998,744

See accompanying notes to the condensed consolidated financial statements.

GREAT CHINA INTERNATIONAL HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (RESTATED)

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

	2006	2005
Cash flows from operating activities:
Net (loss)	$(2,498,036)	$(176,608)
Adjustments to reconcile net loss to operating activities -

Depreciation and amortization	1,126,853	759,735
Foreign currency translation adjustment	66,217	—
Gain on disposal of fixed assets	(103,043)	—
Non-cash stock compensation expense	377,875	—
Changes in assets and liabilites:
(Increase) decrease in -

Accounts receivable and other receivable	(831,050)	1,373,025
Advances to suppliers	(771,533)	(297,619)
Refunds due from contractors	3,536,692	—
Prepaid expenses	1,322,280	—
Accounts payable and other payables	148,660	(471,489)
Advances from buyers	397,566	(354,826)
Properties held for resale	2,621,976	7,175,381
Restricted cash	482,548	796,338
Income and other taxes payable	(231,781)	(284,805)

Net cash provided by operating activities	5,645,224	8,519,132

Cash flows from investing activities:
Construction in progress	(71,303,978)	—
Purchases of fixed assets	(587,846)	(1,157,447)
Sales of fixed assets	198,511	—

Net cash (used in) investing activities	(71,693,313)	(1,157,447)

Cash flows from financing activities:
Loan repayments	(6,285,860)	(1,672,776)
Advances from (to) directors and affiliated companies	60,079,856	(3,966,668)
Proceeds from stock issuance, net of offering costs	2,478,280	—

Net cash provided by (used in) financing activities	56,272,276	(5,639,444)

Net increase (decrease) in cash and cash equivalents	(9,775,813)	1,722,241
Cash and cash equivalents, beginning of period	10,896,807	819,441

Cash and cash equivalents, end of period	$1,120,994	$2,541,682

Supplemental disclosures of Cash Flow information:
Interest paid, net of capitalized amounts	$1,090,277	$809,242

Income taxes paid	$249,262	$99,186

See accompanying notes to the condensed consolidated financial statements.

GREAT CHINA INTERNATIONAL HOLDINGS, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006

1.	Description of business

Nature of organization

Great China International Holdings, Inc., (the “Company “) was incorporated in the State of Nevada on December 4, 1987, under the name of Quantus Capital, Inc., and in 1992, it changed its name to Red Horse Entertainment Corporation. Effective July 5, 2005, the Company completed the acquisition of Silverstrand International Holdings Limited (“Silverstrand”), a Hong Kong limited liability company, by issuing 10,102,333 shares of its common voting stock to the former stockholders of Silverstrand in exchange for all of the capital stock of Silverstrand. For financial reporting purposes the acquisition was treated as a recapitalization of Silverstrand. On September 15, 2005, the Company changed its name to Great China International Holdings, Inc. Prior to its acquisition of Silverstrand, the Company was not engaged in active business operations.

Silverstrand was incorporated on September 30, 2004 in Hong Kong Special Administrative Region, in the People’s Republic of China with an authorized capital of $12,820,513 divided in 100 million ordinary shares of par value $0.12 per share.

During October of 2004, Silverstrand acquired all of the outstanding capital of Shenyang Maryland International Industry Co., Limited (Shenyang Maryland”) for $5,000,000, payable to its former owners as follows:

•	Jiang Fang as to $4,350,000;

•	Jiang Peng as to $500,000; and,

•	Pay $50,000 to each of Dang Jing Shi, Li Guang Hua and Wang Li Rong

This transaction was treated as a recapitalization of Shenyang Maryland for financial reporting purposes and the excess purchase was treated as dividends to shareholders.

On November 23, 2004 the Ministry of Commerce and Business Registration issued a business registration certificate approving Shenyang Maryland reclassification to a wholly owned foreign enterprise.

Pursuant to several agreements dated December 8, 2005 and December 28, 2005, the Company, through its subsidiaries, agreed to acquire in 2006 a 100% interest in the land use rights for the Xita Project. First, pursuant to a sale and purchase agreement dated December 8, 2005, subsequently amended on December 28, 2005, the Company agreed to acquire, through Shenyang Maryland, 70 percent of the equity interest in Shenyang Xinchao Development Co. Limited (“Xinchao”), a Sino-Foreign joint venture corporation that owns approximately 66 percent of the land use rights of the Xita Project, from Shenyang Yunfeng Real Estate Development Co., Limited (“Yunfeng”). The Company agreed to acquire the remaining 30 percent equity interest in Xinchao through Silverstrand from Sapphire Corporation Limited (formerly: I.R.E. Corporation Limited) (“Sapphire”), an unrelated Singapore corporation, pursuant an agreement dated December 28, 2005.

The remaining approximately 34% interest in the land use rights of the Xita Project is held by Shenyang Yindu Property Co., Limited (“Yindu”), also a Sino-Foreign joint venture. Pursuant to agreements dated December 28, 2005, Shenyang Maryland agreed to acquire a 70 percent interest in Yindu from Yungfeng, and Silverstrand agreed to acquire a 30% interest in Yindu from Sapphire. Following the closing of these transactions, which is expected to occur in the fourth quarter of 2006, the Company will hold, through its subsidiaries, 100 percent interest in the land use rights comprising the Xita Project.

GREAT CHINA INTERNATIONAL HOLDINGS, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006

Shenyang Xin Chao Property Company Limited (“Xinchao”) was registered on August 16, 2005 in Shenyang, Liaoning Province, in the People’s Republic of China with a registered capital of $12,330,456 (Rmb.100,000,000) and a defined period of existence of 11 years to August 15, 2016. Xin Chao was formed to develop a certain tract of property located in the Heping District of Shenyang, and will feature a construction area of almost 500,000 square meters with a linear site area of approximately 101,000 square meters.

Shenyang Yindu Property Company Limited (“Yindu”) was registered on August 16, 2005 in Shenyang, Liaoning Province, in the People’s Republic of China with a registered capital of $6,615,228 (Rmb.50,000,000) and a defined period of existence of 11 years to August 15, 2006. Xin Chao was formed to develop a certain tract of property located in Xi Ta district of Shenyang, China.

Shenyang Jitian Property Company Limited (“Jitian”) was registered on February 22, 2006 in Shenyang Liaoning Province, in the People’s Republic of China (“PRC”) with a registered capital of $616,523 (Rmb.5,000,000) and a defined period of existence of 15 years to February 22, 2021. On March 7, 2006, the registered capital increased to $20,000,000 from $616,523. Jitian was formed to develop a certain tract of property located in Chessboard Mountain Tourism Development District of Shenyang, China.

The Company engages in the development and sale of high quality private residential properties and commercial buildings for lease in the City of Shenyang, China. Shenyang Maryland, the Company’s indirect wholly-owned subsidiary, was one of the first private property developers and retailers in China, and, according to the statistical information on sales of construction area as published by Shenyang Statistical Authority, Shenyang Maryland was the ninth largest private property developer in Shenyang City in 2004. For the three months ended June 30, 2006, the proceeds from the sales of properties constituted 72 percent of the total revenue, with the remaining revenue consisting primarily of rental income. For the three months ended June 30, 2005, the proceeds from the sales of properties constituted 82 percent of the total revenue, with the remaining revenues consisting primarily of rental income. As of June 30, 2006, 76 percent of the available units had been sold and 17 percent were leased.

2.	Going concern

The Company was in default on $35,642,750 of bank loans and $20,000,000 of additional current bank loans as of June 30, 2006 (Note 8). As a result the Company also had a working capital deficit of $114,827,084 as of June 30, 2006. The Company’s ability to continue as a going concern is dependent on the ability to renegotiate an extension of the bank debt maturities and to obtain a profitable level of operations. These issues raise doubts about the Company’s ability to continue as a going concern. Management is in the process of negotiating a settlement of these delinquent notes and it also in the process of attempting to raise additional capital through debt and equity offerings.

The financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in the normal course of business at amounts different from those reflected in these financial statements.

GREAT CHINA INTERNATIONAL HOLDINGS, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006

3.	Summary of significant accounting policies

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and the following is a summary of significant accounting policies:

Consolidation policy – All significant inter-company transactions and balances within the Company are eliminated in consolidation.

Cash and equivalents – The Company considers all highly liquid debt instruments purchased with maturity period of three months or less to be cash equivalents. The carrying amounts reported in the accompanying consolidated balance sheet for cash and cash equivalents approximate their fair value. Substantially all of the Company’s cash is held in the PRC and is not protected by FDIC or any other form of insurance.

Accounts receivable – Provision is made against accounts receivable to the extent which they are considered to be doubtful. Accounts receivable in the balance sheet is stated net of such provision. As of June 30, 2006, the provision for doubtful debts amounted to $1,123,290.

Intangible assets – Intangible assets represent land use rights in the People’s Republic of China and are stated at costs or valuation less accumulated amortization. Amortization is calculated on a straight-line basis to write off the cost over the lease term of the land use rights.

Related companies – A related company is a company in which a director has a beneficial interest in and in which the Company has significant influence.

Advances from Buyers – Advances from buyers represents prepayments from buyers on properties on which sales revenues have not yet been recognized for financial reporting purposes.

Properties held for sale – Properties held for sale are comprised of properties held for sale and repossessed properties held for resale and are stated at the lower of cost or net realizable value. Cost includes acquisition costs of land use rights, development expenditures, interest costs and any overhead costs incurred in bringing the developed properties to their present location and condition. Net realizable value is determined by reference to management estimates based on prevailing market conditions. Management evaluates the market value of its properties on an annual basis by comparing selling prices of its properties with those of other equivalent properties in the vicinity offered by other developers.

Management reduces the estimated market value by anticipated selling expenses and associated taxes to derive the net realizable value.

Property and equipment – Property and equipment is being depreciated over the estimated useful lives of the related assets. Depreciation is computed on the straight-line basis for both financial and income tax reporting purposes over useful lives as follows:

Building and land use rights	8-26 years
Leasehold improvements	20 years
Equipment	5 years
Motor vehicles	5 years
Office furniture and fixtures	5 years

Depreciation expense for the three and six months periods ended June 30, 2006 and 2005 totaled $640,556, $480,154, $1,126,853 and $759,735 respectively.

GREAT CHINA INTERNATIONAL HOLDINGS, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006

Repairs and maintenance costs are normally charged to the statement of operations in the year in which they are incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalized as an additional cost of the asset.

Property and equipment are evaluated annually for any impairment in value. Where the recoverable amount of any property and equipment is determined to have declined below its carrying amount, the carrying amount is reduced to reflect the decline in value. There were no property and equipment impairments recognized during the three and six month periods ended June 30, 2006.

As of June 30, 2006 fixed assets totaling $30,601,686 have been pledged as securities to various banks in respect of borrowings totaling $55,642,750 and mortgage loans of $2,635,667.

Construction-in-progress – Properties currently under development are accounted for as construction-in-progress. Construction-in-progress is recorded at acquisition cost, including land rights cost, development expenditure, professional fees and the interest expenses capitalized during the course of construction for the purpose of financing the project. Upon completion and readiness for use of the project, the cost of construction-in-progress is to be transferred to properties held for sale.

Construction-In-Progress is valued at the lower of cost or market. Management evaluates the market value of its properties on a quarterly basis by comparing selling prices of its properties with those of other equivalent properties in the vicinity offered by other developers reduced by anticipated selling costs and associated taxes. In the case of construction in progress, management takes into consideration the estimated cost to complete the project when making the lower of cost or market calculation.

Income Recognition – Revenue from the sale of properties is recognized when the following four criteria are met: (1) a sale is consummated (2) the buyers initial and continuing investments are adequate to demonstrate a commitment to pay for the property, (3) the seller’s receivable is not subject to future subordination and (4) the seller has transferred to the buyer the usual risks and rewards of ownership in a transaction that is in substance a sale and does not have a substantial continuing involvement with the property.

Rental and building management income comprises rental and building management income from Qiyun New Garden and President Building. Rental income is recognized on an accrual basis.

Interest income is recognized when earned, taking into account the average principal amounts outstanding and the interest rates applicable.

Cost of sales – The cost of sales includes the carrying amount of the properties being sold and the business taxes paid by the Company in connection with the sales. Business taxes included in cost of sales were $228,697, $467,870, $398,796, and $550,287 for the three and six month periods ended June 30, 2006 and 2005, respectively.

Foreign currencies – The Company’s principal country of operations is in The People’s Republic of China. The financial position and results of operations of the Company are determined using the local currency (“Renminbi” or “Yuan”) as the functional currency. The results of operations denominated in foreign currency are translated at the average rate of exchange during the reporting period.

Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the market rate of exchange ruling at that date. The registered equity capital denominated in the

GREAT CHINA INTERNATIONAL HOLDINGS, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006

functional currency is translated at the historical rate of exchange at the time of capital contribution. All translation adjustments resulting from the translation of the financial statements into the reporting currency (“US Dollars”) are dealt with as an exchange fluctuation reserve in shareholders’ equity.

Historically the local currency’s exchange rate had been unofficially tied to the US Dollar at a rate of approximately 8.28 Yuan per US Dollar. Effective July 21, 2005, the Yuan was revalued to an effective exchange rate of approximately 8.11 Yuan per US Dollar. Subsequent to the revaluation the Yuan has been allowed to float within a specified range. As of June 30, 2006 the exchange rate was 8.01 Yuan per US Dollar.

Taxation – Taxation on overseas profits has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the countries in which the Company operates. Provision for The People’s Republic of China enterprise income tax is calculated at the prevailing rate based on the estimated assessable profits less available tax relief for losses brought forward.

Enterprise income tax

Under the Provisional Regulations of The People’s Republic of China Concerning Income Tax on Enterprises promulgated by the State Council and which came into effect on January 1, 1994, income tax is payable by enterprises at a rate of 33% of their taxable income. Preferential tax treatment may, however, be granted pursuant to any law or regulations from time to time promulgated by the State Council.

Enterprise income tax (“EIT”) is provided on the basis of the statutory profit for financial reporting purposes, adjusted for income and expense items, which are not assessable or deductible for income tax purposes.

Value added tax

The Provisional Regulations of The People’s Republic of China Concerning Value Added Tax promulgated by the State Council came into effect on January 1, 1994. Under these regulations and the Implementing Rules of the Provisional Regulations of the PRC Concerning Value Added Tax, value added tax is imposed on goods sold in or imported into the PRC and on processing, repair and replacement services provided within the PRC.

Value added tax payable in The People’s Republic of China is charged on an aggregated basis at a rate of 13% or 17% (depending on the type of goods involved) on the full price collected for the goods sold or, in the case of taxable services provided, at a rate of 17% on the charges for the taxable services provided, but excluding, in respect of both goods and services, any amount paid in respect of value added tax included in the price or charges, and less any deductible value added tax already paid by the taxpayer on purchases of goods and services in the same financial year.

United States income tax

Great China International Holdings, Inc., the U.S. holding company, does not accrue income taxes on foreign earnings as there is no intention at the current time to transfer any of these earnings to the holding company. Should earnings be transferred to the U.S. holding company, they would be subject to U.S. Corporate income taxes at rates approximating 40%.

Deferred taxes – Deferred taxes are accounted for at the current tax rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or asset is expected to be payable or receivable in the foreseeable future.

GREAT CHINA INTERNATIONAL HOLDINGS, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006

Earnings Per Share – Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted-average number of common shares and dilutive potential common shares outstanding during the period.

As of June 30, 2006, there were no outstanding securities or other contracts to issue common stock, such as options, warrants or conversion rights, which would have a dilutive effect on earnings per share as the effect of options outstanding at that time was anti- dilutive.

Fair value of financial instruments – The carrying amounts of certain financial instruments, including cash, accounts receivable, commercial notes receivable, other receivables, accounts payable, commercial notes payable, accrued expenses, and other payables approximate their fair values as at June 30, 2006, because of the relatively short-term maturity of these instruments.

Use of estimates – The preparation of financial statements in accordance with generally accepted accounting principles require management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock based compensation – In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123(R), Share-Based Payment . SFAS 123(R) replaces SFAS No. 123, Accounting for Stock-Based Compensation , and supersedes Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees . Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standard No. 123(R), Share-Based Payment, (“SFAS No. 123(R)”), using the modified prospective transition method. SFAS No. 123(R) requires equity-classified share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant and to be expensed over the applicable vesting period. Under the modified prospective transition method, share-based awards granted or modified on or after January 1, 2006, are recognized in compensation expense over the applicable vesting period. Also, any previously granted awards that are not fully vested as of January 1, 2006 are recognized as compensation expense over the remaining vesting period. No retroactive or cumulative effect adjustments were required upon The Company’s adoption of SFAS No. 123(R).

Prior to adopting SFAS No. 123(R), The Company accounted for its fixed-plan employee stock options using the intrinsic-value based method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, (“APB No. 25”) and related interpretations. This method required compensation expense to be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Had the Company elected the fair value provisions of SFAS No. 123(R), The Company’s 2005 net earnings and net earnings per share would not have differed from the amounts actually reported as no share-based payments were made during this period.

As a result of adopting SFAS No. 123(R) on January 1, 2006, the Company recognized additional compensation expense for the three and six-month periods ended June 30, 2006 of $90,644 and $270,955 respectively. These charges increased loss per share for the three and six months ended June 30, 2006 by $0.01 and $0.02, respectively.

Prior to the adoption of SFAS No. 123(R), The Company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash inflows in the statement of cash flows. SFAS No. 123(R) requires the cash inflows resulting from tax deductions in excess of the

GREAT CHINA INTERNATIONAL HOLDINGS, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006

compensation expense recognized for those stock options (“excess tax benefits”) to be classified as financing cash inflows. The Company did not report any excess tax benefits as financing cash inflows for the three and six months ended June 30, 2006.

The fair value of each option award is estimated on the date of grant using a Black Sholes option pricing model that uses the assumptions noted in the table below. Because Black Sholes option valuation models incorporate ranges of assumptions for inputs, those ranges are disclosed. Expected volatilities are based on implied volatilities from traded options on the Company’s stock, historical volatility of the Company’s stock, and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding; the range given below results from certain groups of employees exhibiting different behavior. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

Expected volatility	25%
Weighted-average volatility	25%
Expected dividends	0%
Expected term (in years)	1 to 5 years
Risk-free rate	4.5%

A summary of option activity under the Plan as of June 30, 2006, and changes during the six months then ended is presented below:

Options	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2006	—	—
Granted	827,841	$6.06
Exercised	—	$0.00
Forfeited or expired	—	$0.00
Outstanding at June 30, 2006	827,841	$6.06	6.92	$1,224,041
Exercisable at June 30, 2006	163,568	$6.00	5.75	$216,052

GREAT CHINA INTERNATIONAL HOLDINGS, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006

A summary of the status of the Company’s nonvested shares as of June 30, 2006, and changes during the six months then ended, is presented below:

Nonvested Shares	Shares	Weighted-Average Grant Date Fair Value
Nonvested at January 1, 2006	—	$—
Granted	827,841	$1.10
Vested	(163,568)	$1.32
Forfeited	(—)	$—

Nonvested at June 20, 2006	664,273	$1.59

Unrecognized compensation expense as of June 30, 2006 related to outstanding stock options was $846,167.

On March 3, 2006 the Company issued to its Chief Executive Officer and its Investment Relations Officer options to purchase a total of 817,841 shares of its common stock at a purchase price of $6.00 per share. The options vest in five equal increments beginning with the date of issuance in March 2006 and the following four anniversary dates. The options are exercisable over a term of five years from the date of vesting.

On May 18, 2006 the Company issued to its Chief Financial Officer options to purchase 10,000 shares of its common stock at a purchase price of $11.00 per share. The options vest immediately upon issuance and are exercisable over the one year period from the date of issuance.

Recent accounting pronouncements – SFAS 151, SFAS 152, SFAS 153 and SFAS 154 SFAS No. 151, Inventory Costs - an amendment of ARB No. 4 and SFAS No. 152, Accounting for Real Estate Time-Sharing Transactions - an amendment of FASB Statements No. 66 and 67, SFAS No. 153, Exchange of Non-monetary Assets - an amendment of APB Opinion No. 29 and SFAS No. 154, Accounting Changes and Error Corrections - a replacement of APB No. 20 and SFAS 3 were recently issued. SFAS No. 123(R), 151, 152, and 153 have no current applicability to the Company and have no effect on the consolidated financial statements.

SFAS 154 “Accounting Changes and Error Corrections” calls in part for (1) the cumulative effect o correction of an error on periods prior to those presented to be reflected in the carrying amounts of assets and liabilities as of the beginning of the first period presented (2) An offsetting adjustment, if any, shall be made to the opening balance of retained earnings for that period and (3) financial statements for each individual prior period presented shall be adjusted to reflect correction of the period-specific effects of the error. During the current period, two major errors were detected, the effect of which will be rolled back to the appropriate reporting period in accordance with the requirements of this SFAS. See Note — for further details

Corrections of Errors – Two significant errors were identified during the quarter ended June 30, 2006, both of which will be recorded as adjustments to the appropriate prior accounting periods as required by SFAS 154.

GREAT CHINA INTERNATIONAL HOLDINGS, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006

The first error involved the inaccurate estimation of construction costs on previously completed construction projects. Construction costs were underestimated by $9,653,828 as detailed below:

Peacock Garden	$170,121
Chenglong Garden	1,564,231
President Building	7,919,476

Total	$9,653,828

Of this balance $2,565,718 represented additional cost on units which had previously been sold, $2,446,610 of which were on units sold in prior fiscal years. In addition, the remaining balance of $7,088,110 should have been capitalized, resulting in the understatement of depreciation expense in the amount of $745,157 of which $594,041 was related to periods prior to January 1, 2006.

The second error was the recording of common area costs on the President Building in the amount of $2,640,066 in properties held for resale rather than allocating the costs to the usable space. Correction of this error resulted in a charge against prior year’s earnings in the amount of $432,492 and increased depreciation expense in the current year of $52,210.

The cumulative effect of the correction of the above two errors was a reduction in earnings of $200,809, $182,352, $322,434, and $273,057 for the three and six month periods ended June 30, 2006 and 2005 respectively. Basic and diluted loss per share was increased by $0.02, $0.02, $0.03, and $0.03 during the three and six months periods ended June 30, 2006 and 2005, respectively.

Retained earnings as of December 31, 2005 was reduced by $3,473,143 related to the corrections of these prior errors.

These changes had no effect on income taxes as the Company had losses during the three and six months periods ended June 30, 2006 and 2005 and due to net operating loss carryforwards. As of June 30, 2006 the Company had a net deferred asset of approximately $1,000,000 related to net operating loss carryforwards of Enterprise Income Taxes in the PRC as of June 30, 2006. This deferred tax asset was subject to a 100% valuation allowance at June 30, 2006.

The Company is in the process of amending the December 31, 2005 Form 10 K-SB , the September 30, 2005 Form 10-QSB, the March 31, 2006 Forms 10 Q-SB and the Form 8-K/A dated September 30, 2005 to reflect the correction of these errors retrospectively.

Reclassifications – Certain amounts in the 2005 financial statements have been reclassified to conform to the 2006 presentation.

4.	Concentrations of business and credit risk

Substantially all of the Company’s bank accounts are in banks located in the PRC and are not covered by any type of protection similar to that provided by the FDIC on funds held in U.S. banks.

The Company provides credit in the normal course of business. The Company performs ongoing credit evaluations of its customers and clients and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers and clients, historical trends, and other information. Accounts receivable totaling $701,997 as of June 30, 2006, were collateralized by real estate.

Substantially all of the Company’s fixed assets and operations are located in the Peoples Republic of China.

GREAT CHINA INTERNATIONAL HOLDINGS, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006

Substantially all of the Company’s profits are generated from operations in mainland China.

Payments of dividends may be subject to government restrictions.

5.	Cash and equivalents

At June 30, 2006 the Company held no restricted cash balances. Pledged bank deposits, which are now unrestricted, bear interest at 0.06% per month and in accordance with the terms and conditions of the banking facilities agreed with banks to provide mortgage loan facilities to buyers of properties developed by the Company, the Company agreed to place guarantee fund deposits of not less than 5% to 10% of the total outstanding mortgage loans extended to property buyers and to guarantee the repayments of the mortgage loans, As of June 30, 2006, the bank had released the Company from its loan guarantees, and the formerly restricted funds have been transferred to an unrestricted bank account at the same bank.

Substantially all of the Company’s cash is held in financial institutions in China and are not protected by FDIC insurance or any other form of guaranteed payment.

6.	Properties held for resale

Properties held for resale at June 30, 2006 by project is as follows:

June 30, 2006
Qiyun New Village	$2,112,069
Peacock Garden	305,551
Chenglong Garden	8,504,346
President Building	646,416
Maryland Building	229,050
Others	146,729

Total	$11,944,161

As of June 30, 2006 the carrying values of stock of properties of $11,604,201 have been pledged as security for the Company’s bank loans and mortgage loans.

7.	Amounts due from/(to) directors and related parties

The amounts due from/(to) directors and related parties at June 30, 2006 are as follows:

June 30, 2006
Amounts due from/(to) directors
Frank Jiang Fang	$(4,727,717)
Wang Li Rong	75

(4,727,642)

Amounts due from/(to) related companies
Liaoning Maryland Concrete Co. Limited	(54,256,825)
Shenyang Maryland Technology Co., Limited	38,121

(54,218,704)

Amounts due from related parties, net	$(58,946,346)

GREAT CHINA INTERNATIONAL HOLDINGS, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006

Amounts due from/(to) related companies are unsecured, and have no fixed repayment terms.

Subsequent to June 30, 2006, the Company reimbursed Liaoning Maryland Concrete Co., Limited (“Maryland Concrete”) $2,063,670 for interest and loan costs associated with Maryland Concrete’s cost of obtaining bank financing used to make this advance. This cost was accrued in interest payable at June 30, 2006 and the offset was capitalized to construction costs as these funds were used to acquire land rights to the Chessboard project. During July 2006, the Company obtained bank financing and repaid this advance from Maryland Concrete.

8.	Short-term loans

June 30, 2006
Loans from Banks – delinquent	$13,924,000
Loans from bank – due within 12 months	20,000,000
Bank loans purchased by asset management company	21,718,750

Total current notes payable	55,642,750

At June 30, 2006, all bank loans and those purchased by the asset management company were treated as short-term because all bank loans have matured and negotiations, while ongoing, are not settled as to an extension of the due dates of the bank loans.

The delinquent notes had due dates ranging from May of 2003 to December of 2005.

On June 22, 2006 the Company entered into a settlement agreement with a bank with respect to $7,812,500 of past due notes. In accordance with the terms of this settlement agreement, $2,812,500 in principal was repaid prior to June 30, 2006 and the balance of the note is to be repaid in four equal quarterly installments of $1,250,000 with the final payment due on June 30, 2007. If the Company makes all payments on a timely basis, the bank has agreed to waive $1,125,000 in past due interest. The Company will recognize the benefit of this interest waiver once it has complied with all terms of the settlement agreement.

There have been numerous instances of events of defaults arising from the non-payment of interest and principal in accordance with the terms of the loan agreements with two of the banks. No definitive demands have been made by the banks to foreclose on the secured borrowings. The Company is still in discussions with the banks to approve an extension of the terms and tenure of the secured and unsecured loans. Management expects that the bank negotiations will result in an extension to bank debt maturities.

The Company has not accrued any interest on the loans acquired by the asset management company since March 21, 2005 as the asset management company has agreed to waive interest on these acquired loans subsequent to that date.

Interest is accruing on all other past due loans at rates ranging from 6.0535% to 7.533%, the rates called for in the original loan agreements.

Substantially all of these loans were collateralized, however, a significant portion of the properties held as collateral were subsequent sold by the Company.

GREAT CHINA INTERNATIONAL HOLDINGS, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006

9.	Long-term debts - secured

June 30, 2006
Long term debts:
Mortgage loans	$2,635,667
Less: Current portion of long-term debts	(424,778)

Long-term debts	$2,210,889

Maturities of long-term debt including mortgage loans for each of the next five years and thereafter are as follows:

Amount
2007	$424,778
2008	424,778
2009	412,065
2010	291,203
2011	291,203
Thereafter	791,640

$2,635,667

10.	Commitments

As of June 30, 2006 the Company had $88,190,533 in commitments for capital expenditures for contractual agreements of the construction projects and $24,325,000 commitments for funding the registered capital of its subsidiaries.

Report of Independent Registered Public Accounting Firm

We have audited the accompanying consolidated balance sheet of Great China International Holdings, Inc. as of December 31, 2005 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Great China International Holdings, Inc. as of December 31, 2005 and the results of its consolidated operations and its consolidated cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements the financial statements have been restated for the correction of errors related to construction costs and the allocation of common area costs.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company had a working capital deficit of $44,660,313 and was in default on $43,877,928 of bank loans as of December 31, 2005. These matter, among others as discussed in Note 2 to the financial statements, raise substantial doubt about the ability of the Company to continue as a going concern. Management’s plans in regard to these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Murrell, Hall, McIntosh & Co., PLLP

April 11, 2006 (August 14, 2006 as to the effects of the restatement discussed in Note 2)

Oklahoma City, Oklahoma

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

SILVERSTRAND INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARY

(LATER KNOWN AS GREAT CHINA INTERNATIONAL HOLDINGS, INC.)

We have audited the accompanying consolidated statements of operations, retained earnings, and cash flows for the year ended December 31, 2004 of Silverstrand International Holdings Limited and its subsidiaries (later known as Great China International Holdings, Inc.) (the “Company”). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Silverstrand International Holdings Limited and its subsidiaries (later known as Great China International Holdings, Inc.) for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/ Eva Yi–Fang Tsai
Eva Yi–Fang Tsai

e-Fang Accountancy Corp., & CPA

Certified Public Accountants

City of Industry, USA

September 15, 2005 (September 1, 2006 as to the effects of the restatement discussed in Note 2)

GREAT CHINA INTERNATIONAL HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET (RESTATED)

DECEMBER 31, 2005

ASSETS

Current assets:
Cash and equivalents	$10,896,807
Restricted cash	482,548
Accounts receivable
Trade, net of allowance of $1,108,055	430,916
Refund due from contractors	3,536,692
Advances to employees	92,504
Properties held for resale	14,566,137
Prepaid expenses	1,323,388
Loan costs, net of amortization of $16,215	723,612

Total current assets	32,052,604

Property and equipment:
Land and buildings	48,060,774
Motor vehicles	1,016,640
Office furniture and equipment	383,420

49,460,834
Less accumulated depreciation, depletion, and amortization	(4,999,148)

44,461,686

Construction in progress	2,905,528

Total assets	$79,419,818

See accompanying notes to financial statements.

GREAT CHINA INTERNATIONAL HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET (RESTATED)

DECEMBER 31, 2005

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued expenses	$11,087,394
Deposits held	854,924
Advances from buyers	2,817,556
Taxes payable	654,769
Short-term loans	58,672,627
Current portion of long-term debt	2,625,647

Total current liabilities	76,712,917

Long term debt, net of current portion shown above	3,266,003

Total liabilities	79,978,920

Stockholders’ equity:
Common stock, $.001 par value 50,000,000 share authorized, 11,097,466 issued and outstanding at December 31, 2005	11,098
Additional paid in capital	1,550,878
Retained deficit	(1,187,307)
Accumulated other comprehensive income	199,739

Total stockholders’ equity before advances offset	574,408
Advances to directors and affiliated companies	(1,133,510)

Total stockholders’ deficit, net of advances offset	(559,102)

Total liabilities and stockholders’ equity	$79,419,818

See accompanying notes to financial statements.

GREAT CHINA INTERNATIONAL HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (RESTATED)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Revenues
Sales	$20,832,846	$24,769,116
Rental and building management income	5,691,262	4,902,194

Total revenues	26,524,108	29,671,310

Cost of Properties Sold	18,765,799	20,650,226

Gross profit	7,758,309	9,021,084

Selling, General and Administrative Expenses:
Operating and selling expenses	485,313	2,153,379
Administrative expenses	2,612,787	1,042,513
Depreciation	2,030,896	2,282,468

Total expenses	5,128,996	5,478,360

Income from operations	2,629,313	3,542,724

Other income (expense)
Interest and finance costs	(2,514,464)	(4,139,972)

Total other income (expense)	(2,514,464)	(4,139,972)

Income (loss) before income taxes	114,849	(597,248)

Provision for income taxes	34,455	—

Net income (loss)	80,394	(597,248)

Other comprehensive income:
Foreign currency translation adjustment	187,662	12,077

Total comprehensive income (loss)	$268,056	$(585,171)

Basic and diluted net income (loss) per common share	$0.01	$(0.06)

Weighted average basic and diluted shares outstanding	10,777,436	10,557,406

See accompanying notes to financial statements.

GREAT CHINA INTERNATIONAL HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (RESTATED)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Common Stock		Additional Paid in Capital	Accumulated Other Comprehensive Income	Retained Earnings (Deficit)	Total Shareholder’s Equity
	Shares	Amount
Balance, December 31, 2003	455,073	$1,737	$1,451,410	$—	$(388,151)	$1,064,996
Transfer to capital reserve		—	119,116	—	(119,116)	—
Net loss for the year ended December 31, 2004		—	—	—	(597,248)	(597,248)
Other comprehensive income:
Change in exchange rate fluctuation reserve				12,077		12,077

Balance, December 31, 2004	455,073	1,737	1,570,526	12,077	(1,104,515)	479,825
Dividend paid					(163,186)	(163,186)
Conversion of debt to equity	540,060	44	69,956			70,000
Effects of recapitalization	10,102,333	9,317	(89,604)	—		(80,287)
Net income for the year ended
December 31, 2005		—	—	—	80,394	80,394
Other comprehensive income:
Change in exchange rate fluctuation reserve				187,662		187,662

Balance, December 31, 2005	11,097,466	$11,098	$1,550,878	$199,739	$(1,187,307)	$574,408

See accompanying notes to financial statements.

GREAT CHINA INTERNATIONAL HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (RESTATED)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Cash flows from operating activities:
Net income	$80,394	$(597,248)
Adjustments to reconcile net income (loss) to operating activities -

Depreciation	2,030,896	2,282,468
Foreign currency translation adjustment	187,662	12,077
Provision for doubtful accounts	380,917	572,584

Changes in assets and liabilities:
(Increase) decrease in -

Accounts receivable and other receivable	(107,552)	(2,697,569)
Amounts due from related parties, net	(2,658,985)	(2,162,485)
Advances to suppliers	(1,967,923)	(6,493)
Accounts payable and other payables	(3,204,643)	(12,671,689)
Advances from buyers	(10,461,701)	1,605,861
Properties held for resale	19,970,035	28,796,079
Restricted cash	313,790	(73,665)
Income and other taxes payable	528,002	(1,443,749)

Net cash provided by operating activities	5,090,892	13,616,171

Cash flows from investing activities:
Purchase/(transfer) of fixed assets	(4,286,032)	(9,188,741)
Transfer from construction-in-progress	(2,905,528)	—

Net cash (used in) investing activities	(7,191,560)	(9,188,741)

Cash flows from financing activities:
Borrowings	15,219,295	—
Loan repayments	(1,744,565)	(4,854,239)
Dividends paid	(163,186)	—
Advances to directors and affiliated companies	(1,133,510)	—

Net cash provided by (used in) financing activities	12,178,034	(4,854,239)

Net increase (decrease) in cash and cash equivalents	10,077,366	(426,809)
Cash and cash equivalents, beginning of period	819,441	1,246,250

Cash and cash equivalents, end of period	$10,896,807	$819,441

Supplemental disclosures of Cash Flow information:
Interest paid, net of capitalized amounts	$1,880,670	$2,677,948

Income taxes paid	$607,457	$170,550

Transfer of stock of properties to fixed assets	$3,671,990	$6,335,842

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

During the 12 months ended December 31, 2005, the Company transferred 40 units of the President Building to fixed assets at a cost of $3,671,990 from properties held for resale.

During the 12 months ended December 31, 2004, the Company transferred 120 units of the President Building to fixed assets at a cost of $6,335,842 from properties held for resale

During the 12 months ended December 31, 2005, $72,000 of long-term debt was converted into 440,060 shares of common stock in connection with the recapitalization of the Company

See accompanying notes to financial statements.

GREAT CHINA INTERNATIONAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

1.	Description of Business

Nature of Organization

Great China International Holdings, Inc, (the “Company “) was incorporated in the State of Nevada on December 4, 1987, under the name of Quantus Capital, Inc., and in 1992, it changed its name to Red Horse Entertainment Corporation. Effective July 5, 2005, the Company completed the acquisition of Silverstrand International Holdings Limited (“Silverstrand”), a Hong Kong limited liability company, by issuing 10,102,333 shares of its common voting stock to the former stockholders of Silverstrand in exchange for all of the capital stock of Silverstrand. For financial reporting purposes the acquisition was treated as a recapitalization of Silverstrand. On September 15, 2005, the Company changed its name to Great China International Holdings, Inc. Prior to its acquisition of Silverstrand, the Company was not engaged in active business operations.

Silverstrand was incorporated on September 30, 2004 in Hong Kong Special Administrative Region, in the People’s Republic of China with an authorized capital of $12,820,513 divided in 100 million ordinary shares of par value $0.12 per share.

During October of 2004, Silverstrand acquired all of the outstanding capital of Sheynang Maryland for $5,000,000, payable to its former owners as follows:

•	Jiang Fang as to $4,350,000;

•	Jiang Peng as to $500,000 ; and,

•	Pay $50,000 to each of Dang Jing Shi, Li Guang Hua and Wang Li Rong

On November 23, 2004 the Ministry of Commerce and Business Registration issued a business registration certificate approving Shenyang Maryland reclassification to a wholly owned foreign enterprise.

Pursuant to several agreements dated December 8, 2005 and December 28, 2005, the Company, through its subsidiaries, agreed to acquire in 2006 a 100% interest in the land for the Xita Project. First, pursuant to a sale and purchase agreement dated December 8, 2005, subsequently amended on December 28, 2005, the Company agreed to acquire, through Shenyang Maryland, 70 percent of the equity interest in Shenyang Xinchao Development Co. Ltd. (“Xinchao”), a Sino-Foreign joint venture corporation that owns approximately 66 percent of the land for the Xita Project, from Shenyang Yunfeng Real Estate Development Co., Lt. (“Yunfeng”). The Company agreed to acquire the remaining 30 percent equity interest in Xinchao through Silverstrand from I.R.E. Corporation Limited (“I.R.E.”), an unrelated Singapore corporation, pursuant an agreement dated December 28, 2005.

The remaining approximately 34% interest in the land for the Xita Project is held by Shenyang Yindu Property Co., Ltd. (“Yindu”), also a Sino-Foreign joint venture. Pursuant to agreements dated December 28, 2005, Shenyang Maryland agreed to acquire a 70 percent interest in Yindu from Yungfeng, and Silverstrand agreed to acquire a 30% interest in Yindu from I.R.E. Following the closing of these transactions, which is expected to occur in the second quarter of 2006, the Company will hold, through its subsidiaries, 100 percent interest in the land comprising the Xita Project.

GREAT CHINA INTERNATIONAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

Shenyang Xin Chao Property Company Limited (Xin Chao) was registered on August 16, 2005 in Shenyang, Liaoning Province, in the People’s Republic of China with a registered capital of $12,330,456 (Rmb.100,000,000) and a defined period of existence of 11 years to August 15, 2016. Xin Chao was formed to develop a certain tract of property located in the Hepng District of Shenyang, and will feature a construction area of almost 500,000 square meters with an occupying area of approximately 101,000 square meters.

Shenyang Yindu Property Company Limited (Yindu) was registered on August 16, 2005 in Shenyang, Liaoning Province, in the People’s Republic of China with a registered capital of $6,615,228 (Rmb.50,000,000) and a defined period of existence of 11 years to August 15, 2016. Yindu was formed to develop a certain tract of property locacted in Xi Ta district of Shenyang, China.

The Company engages in the development and sale of high quality private residential properties and commercial building for lease in the City of Shenyang, China. Shenyang Maryland, the Company’s indirect wholly-owned subsidiary, was one of the first private property developers and retailers in China, and, according to the statistical information on sales of construction area as published by Shenyang Statistical Authority, Shenyang Maryland was the ninth largest private property developer in Shenyang City in 2004. For the year ended December 31, 2005, the proceeds from the sales of properties constituted 78 percent of the total revenue, with the remaining revenue consisting primarily of rental income. For the year ended December 31, 2004, the proceeds from the sales of properties constituted 84 percent of the total revenue. As of December 31, 2005, 74 percent of the available units had been sold and 17 percent were leased.

2.	Going concern

The Company was in default on $43,877,928 of bank loans as of December 31, 2005. These loans are treated as a current liability (Note 9) and as a result the Company had a working capital deficit of $44,660,313 as of December 31, 2005. The Company’s ability to continue as a going concern is dependent on the ability to renegotiate an extension of the bank debt maturities.

The financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in the normal course of business at amounts different from those reflected in these financial statements.

3.	Summary of significant accounting policies

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and the following is a summary of significant accounting policies:

Consolidation policy – All significant inter-company transactions and balances within the Company are eliminated in consolidation.

GREAT CHINA INTERNATIONAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

Cash and equivalents – The Company considers all highly liquid debt instruments purchased with maturity period of three months or less to be cash equivalents. The carrying amounts reported in the accompanying consolidated balance sheet for cash and cash equivalents approximate their fair value. Substantially all of the Company’s cash is held in the PRC and is not protected by FDIC or any other form of insurance.

Accounts receivable - Provision is made against accounts receivable to the extent which they are considered to be doubtful. Accounts receivable in the balance sheet is stated net of such provision. As of December 31, 2005, the provision for doubtful debts amounted to $1,108,055.

Related companies – A related company is a company in which a director has a beneficial interest in and in which the Company has significant influence.

Deferred Income – Revenues from the sale of goods or services is recognized on time apportionment basis when goods are delivered or services are rendered. Receipts in advance for goods to be delivered or services to be rendered in the subsequent year are carried forward as deferred revenue.

Properties held for sale – Properties held for sale are comprised of properties held for sale and repossessed properties held for resale and are stated at the lower of cost or net realizable value. Cost includes acquisition costs of land use rights, development expenditures, interest costs and any overhead costs incurred in bringing the developed properties to their present location and condition.

Net realizable value is determined by reference to management estimates based on prevailing market conditions. Management evaluates the market value of its properties on an annual basis by comparing selling prices of its properties with those of other equivalent properties in the vicinity offered by other developers. Management reduces the estimated market value by anticipated selling expenses and associated taxes to derive the net realizable value.

Property and equipment – Property and equipment is being depreciated over the estimated useful lives of the related assets. Depreciation is computed on the straight-line basis for both financial and income tax reporting purposes over useful lives as follows:

Building and land use rights	8-26 years
Equipment	5 years
Motor vehicles	5 years
Office furniture and fixtures	5 years

Repairs and maintenance costs are normally charged to the statement of operations in the year in which they are incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalized as an additional cost of the asset.

GREAT CHINA INTERNATIONAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

Property and equipment are evaluated annually for any impairment in value. Where the recoverable amount of any property and equipment is determined to have declined below its carrying amount, the carrying amount is reduced to reflect the decline in value. There were no property and equipment impairments recognized during the years ended December 31, 2005 or 2004.

As of December 31, 2005 fixed assets totaling $31,098,659 have been pledged as securities to various banks in respect of borrowings totaling $58,304,562 and mortgage loans of $5,891,650.

Construction-in-progress – Properties currently under development are accounted for as construction-in-progress. Construction-in-progress is recorded at acquisition cost, including land rights cost, development expenditure, professional fees and the interest expenses capitalized during the course of construction for the purpose of financing the project. Upon completion and readiness for use of the project, the cost of construction-in-progress is to be transferred to properties held for sale.

Construction-In-Progress is valued at the lower of cost or market. Management evaluates the market value of its properties on a quarterly basis by comparing selling prices of its properties with those of other equivalent properties in the vicinity offered by other developers reduced by anticipated selling costs and associated taxes. In the case of construction in progress, management takes into consideration the estimated cost to complete the project when making the lower of cost or market calculation.

Income Recognition – Revenue from the sale of properties is recognized when the following four criteria are met: (1) a sale is consummated (2) the buyers initial and continuing investments are adequate to demonstrate a commitment to pay for the property, (3) the seller’s receivable is not subject to future subordination and (4) the seller has transferred to the buyer the usual risks and rewards of ownership in a transaction that is in substance a sale and does not have a substantial continuing involvement with the property.

Rental and building management income comprises rental and building management income from Qiyun New Garden and President Building. Rental income is recognized on an accrual basis.

Interest income is recognized when earned, taking into account the average principal amounts outstanding and the interest rates applicable.

Cost of properties sold – The cost of goods sold includes the carrying amount of the properties being sold and the business taxes paid by the Company in connection with the sales. Business taxes included in cost of sales were $1,313,971 and $1,599,027 for the years ended December 31, 2005 and 2004.

Foreign currencies - The Company’s principal country of operations is in The People’s Republic of China. The financial position and results of operations of the Company are determined using the local currency (“Renminbi” or “Yuan”) as the functional currency. The

GREAT CHINA INTERNATIONAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

results of operations denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the market rate of exchange ruling at that date. The registered equity capital denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. All translation adjustments resulting from the translation of the financial statements into the reporting currency (“US Dollars”) are dealt with as an exchange fluctuation reserve in shareholders’ equity.

Historically the local currency’s exchange rate had been tied to the US Dollar at a rate of approximately 8.28 Yuan per US Dollar. Effective July 21, 2005, the Yuan was revalued to an effective exchange rate of approximately 8.11 Yuan per US Dollar. Subsequent to the revaluation the Yuan has been allowed to float within a specified range. As of December 31, 2005 the exchange rate was 8.11 Yuan per US Dollar.

Taxation – Taxation on overseas profits has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the countries in which the Company operates. Provision for The People’s Republic of China enterprise income tax is calculated at the prevailing rate based on the estimated assessable profits less available tax relief for losses brought forward.

Enterprise income tax

Under the Provisional Regulations of The People’s Republic of China Concerning Income Tax on Enterprises promulgated by the State Council and which came into effect on January 1, 1994, income tax is payable by enterprises at a rate of 33% of their taxable income. Preferential tax treatment may, however, be granted pursuant to any law or regulations from time to time promulgated by the State Council.

Enterprise income tax (“EIT”) is provided on the basis of the statutory profit for financial reporting purposes, adjusted for income and expense items, which are not assessable or deductible for income tax purposes.

Value added tax

The Provisional Regulations of The People’s Republic of China Concerning Value Added Tax promulgated by the State Council came into effect on January 1, 1994. Under these regulations and the Implementing Rules of the Provisional Regulations of the PRC Concerning Value Added Tax, value added tax is imposed on goods sold in or imported into the PRC and on processing, repair and replacement services provided within the PRC.

Value added tax payable in The People’s Republic of China is charged on an aggregated basis at a rate of 13% or 17% (depending on the type of goods involved) on the full price collected for the goods sold or, in the case of taxable services provided, at a rate of 17% on the charges for the taxable services provided, but excluding, in respect of both goods and services, any amount paid in respect of value added tax included in the price or charges, and less any deductible value added tax already paid by the taxpayer on purchases of goods and services in the same financial year.

Deferred taxes – Deferred taxes are accounted for at the current tax rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or asset is expected to be payable or receivable in the foreseeable future.

Earnings Per Share – Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted-average number of common shares and dilutive potential common shares outstanding during the period. As of December 31, 2005 and 2004, there were no outstanding securities or other contracts to issue common stock, such as options, warrants or conversion rights, which would have a dilutive effect on earnings per share. For presentation purposes, earning per share for 2004 and 2005 were computing assuming the reorganization and conversion of debt that took place in connection with the reorganization occurred on January 1, 2004.

GREAT CHINA INTERNATIONAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

Fair value of financial instruments – The carrying amounts of certain financial instruments, including cash, accounts receivable, commercial notes receivable, other receivables, accounts payable, commercial notes payable, accrued expenses, and other payables approximate their fair values as at December 31, 2005, because of the relatively short-term maturity of these instruments.

Use of estimates – The preparation of financial statements in accordance with generally accepted accounting principles require management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent accounting pronouncements

SFAS 123(R), SFAS 151, SFAS 152, SFAS 153 and SFAS 154 – SFAS 123 (R), Share Based Payment replaces SFAS 123, Accounting for Stock-Based Compensation, SFAS No. 151, Inventory Costs - an amendment of ARB No. 4 and SFAS No. 152, Accounting for Real Estate Time-Sharing Transactions - an amendment of FASB Statements No. 66 and 67, SFAS No. 153, Exchange of Non-monetary Assets - an amendment of APB Opinion No. 29 and SFAS No. 154, Accounting Changes and Error Corrections - a replacement of APB No. 20 and SFAS 3 were recently issued. SFAS No. 123(R), 151, 152, 153 and 154 have no current applicability to the Company and have no effect on the consolidated financial statements.

Corrections of Errors – Two significant errors were identified during 2006, both of which were recorded as adjustments to the appropriate prior accounting periods as required by SFAS 154.

The first error involved the inaccurate estimation of construction costs on previously completed construction projects. Construction costs were underestimated by $9,653,828 as detailed below:

Peacock Garden	$170,121
Chenglong Garden	1,564,231
President Building	7,919,476

Total	$9,653,828

Of this balance $2,565,718 related to properties held for sale and of which $2,446,610 of which was on units sold as of December 31, 2005. The correction of this error resulted in an increase in the cost of properties sold of $276,735 and $284,107 during the years ended December 31, 2005 and 2004, respectively. In addition, the remaining balance of $7,088,110 should have been capitalized, resulting in the understatement of depreciation expense in the amount of $745,157 of which $285,958 and $219,961 related to the years ended December 31, 2005 and 2004, respectively.

The second error was the recording of common area costs on the President Building in the amount of $2,640,066 in properties held for resale rather than allocating the costs to the usable space. Correction of this error resulted in an additional depreciation charge against earnings for the years ended December 31, 2005 and 2004 in the amounts $98,776 and $78,457, respectively.

The cumulative effect of the correction of the above two errors was a reduction in earnings of $661,469 and $582,525 for the years ended December 31, 2005 and 2004, respectively. Basic and diluted loss per share was increased by $0.06 during each of the years ended December 31, 2005 and 2004.

Retained earnings as of December 31, 2005 and 2004 reduced by $3,473,143 and $2,811,674, respectively, related to the corrections of these errors.

GREAT CHINA INTERNATIONAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

4.	Concentrations of business and credit risk

Substantially all of the Company’s bank accounts are in banks located in the PRC and are not covered by any type of protection similar to that provided by the FDIC on funds held in U.S banks.

The Company provides credit in the normal course of business. The Company performs ongoing credit evaluations of its customers and clients and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers and clients, historical trends, and other information. Accounts receivable totaling $324,738 as of December 31, 2005, were collateralized by real estate.

Substantially all of the Company’s fixed assets and operations are located in the PRC.

Substantially all of the Company’s profits are generated from operations in mainland China.

Payments of dividends may be subject to government restrictions.

Payments of dividends by the Company’s foreign subsidiaries may be subject to restrictions; therefore in accordance with Rule 504/4.08 (e) (3) of Regulation S-X, the following are condensed parent company, only financial statements for the year ended December 31, 2005.

GREAT CHINA INTERNATIONAL HOLDINGS, INC.

CONDENSED PARENT COMPANY BALANCE SHEET

ASSETS

Investment in subsidiaries, reported on equity method	$574,408

Total assets	$574,408

STOCKHOLDERS’ EQUITY

Stockholders’ equity:
Common stock, $.001 par value 50,000,000 share authorized, 11,097,466 issued and outstanding at December 31, 2005	11,098
Additional paid in capital	1,550,878
Retained deficit	(1,187,307)
Accumulated other comprehensive income	199,739

Total stockholders’equity before advances offset	574,408

Total liabilities and stockholders’ equity	$574,408

GREAT CHINA INTERNATIONAL HOLDINGS, INC.

CONDENSED PARENT COMPANY ONLY STATEMENTS OF OPERATIONS

Selling, General and Administrative Expenses:
Administrative expenses	49,649

Total expenses	49,649

Other income
Interest income	2,372

Total other income	2,372

(Loss) before income taxes	(47,277)
Provision for income taxes	—

Net (loss)	(47,277)

Note 1 - These condensed parent company only financial statements should be read in connection with the Great China International Holdings, Inc. consolidated financial statements and notes thereto.

5.	Cash and equivalents

At December 31, 2005 the Company had $482,548 in restricted cash. Pledged bank deposits, which are restricted, bear interest at 0.06% per month and in accordance with the terms and conditions of the banking facilities agreed with banks to provide mortgage loan facilities to buyers of properties developed by the Company, the Company agreed to place guarantee fund deposits of not less than 5% to 10% of the total outstanding mortgage loans extended to properties buyers and to guarantee the repayments of the mortgage loans, As of December 31, 2005, the bank had released the Company from its loan guarantees but would not release the restricted funds until such time as the Company became current on its past due notes.

Substantially all of the Company’s cash is held in financial institutions in China and are not protected by FDIC insurance or any other form of guaranteed payment.

6.	Properties held for resale

Properties held for resale at December 31, 2005 by project is as follows:

Qiyun New Village	$3,299,431
Peacock Garden	500,364
Chenglong Garden	10,294,529
President Building	112,248
Maryland Building	225,943
Others	133,622

Total	$14,566,137

At of December 31, 2005 the carrying values of stock of properties of $14,566,137 have been pledged as security for the Company’s bank loans and mortgage loans. (notes 9 and 10)

GREAT CHINA INTERNATIONAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

7.	Amounts due from/(to) related parties

The amounts due from/(to) related parties at December 31, 2005 are as follows:

Affiliated Companies
YunFeng Real Estate Development Co., Ltd.	4,443,422
Shenyang Peng Yuan Concrete Mfy.	—
Shengyang Concrete Co.	812,925
Laoning Concrete Co.	(472,975)
Shenyang Yin Due Property Limited Company	1,399,281

Directors
Frank Jiang Fang	(5,059,423)
Jiang Fang	10,280

Total net balance due from affiliates	$1,133,510

The amounts due are unsecured, interest free and have no fixed repayment terms.

8.	Other tax payables/(refundable)

Business tax	$321,698
Income tax	254,681
Land appreciation tax	103,484
Stamp duty	(846)
City construction tax	(45,872)
Education surcharge	(23,612)
Urban education surcharge	(2,553)
Property tax	47,789

Total	$654,769

9.	Short-term loans

Short term and delinquent notes as of December 31, 2005 are as follows:

Secured bank loans	$58,304,562
Non-interest bearing note to third party	368,065

$58,672,627

As of December 31, 2005, short-term bank loans of $58,304,562 are secured by property and equipment totaling of $37,756,710 and properties held for resale totaling $4,765,071. Substantially all of this debt is past due.

GREAT CHINA INTERNATIONAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

Detail of the loans from banks is as follows:

7.533% Loan from Agricultural Bank of China due on December 21, 2005, collateralized by real estate	$2,663,378
5.0445% loan from Bank of China due on December 30, 2004, collateralized by real estate	11,713,933
5.9475% to 6.435% loans from Industrial and Commercial Bank of China due from July 7, 2003 to April 17, 2004, Collateralized by real estate	29,130,704
6.045% loan from Shenyang City Commercial Bank Due on December 12, 2006, collateralized by Real estate	14,796,547

Total short term bank debt	$58,304,562

As of December 31, 2005, borrowings of $43,508,015 had matured and $828,607 of all matured loans was repaid during the year. Notwithstanding that none of the lending banks has demanded repayment as of December 31, 2005, Shenyang Maryland is in default as certain interest in arrears and repayments of the matured borrowings have not been made in accordance with the various loan agreements with lending banks. Accordingly, the matured borrowings are classified as short-term borrowings.

However, as of December 31, 2005, no negotiated agreement(s) relating to the extension was provided. These bank borrowings were accordingly reclassified as short-term bank borrowings. Shenyang Maryland has requested an extension of the repayment of the bank loans totaling $2,663,379 (2004: $2,608,696) in connection with Agricultural Bank of China but such extension has not yet been approved as of December 31, 2005. With respect to the other bank borrowings from Bank of China and ICBC totaling $40,844,636 (2004: $40,711,353), Shenyang

Maryland intends to enter a new bank loan through a new mortgage on the new land use rights of the Xita Project held by a subsidiary to repay all the matured bank borrowings.

On January 5, 2006, International and Commercial Bank of China, sold loans totaling $21,464,168 (Rmb 173,750,000) to a third party management company. This company agreed to waive collection of any interest on these loans subsequent to March 21, 2005. Therefore, no interest was accrued on these loans subsequent to March 21, 2005. The Company is currently in negotiations with this third party management company to exchange this debt for common stock.

GREAT CHINA INTERNATIONAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

10.	Long-term debts - secured

The Company has entered into a series of transactions whereby employees have taken out loans on various properties which are owned by the Company, the proceeds of these loans were used by the Company and the payments on these loans are also made by the Company. A summary of these loans by lender as of December 31, 2005 is as follows:

	Current	Long-term
6.633% note payable to a bank monthly installments of principal and interest, due on various dates through 2006 secured by property	2,090,135	—
5.508% (2004: 5.04%) note payable to a bank monthly installments of principal and interest, due on various dates through 2009 secured by property	9,688	28,529
5.76% note payable to a bank monthly installments of principal and interest, due on various dates through 2010 secured by property	115,441	378,748
5.04% note payable to a bank monthly installments of principal and interest, due on various dates through 2011 secured by property	16,322	56,506
5.508% (2004: 5.04%) note payable to a bank monthly installments of principal and interest, due on various dates through 2012 secured by property	15,536	93,531
5.508% (2004: 5.04%) note payable to a bank monthly installments of principal and interest, due on various dates through 2013 secured by property	5,156	35,977
5.76% note payable to a bank monthly installments of principal and interest, due on various dates through 2013 secured by property	277,710	1,447,719
5.04% note payable to a bank monthly installments of principal and interest, due on various dates through 2014 secured by property	11,408	63,816
5.508% (2004: 5.04%) note payable to a bank monthly installments of principal and interest, due on various dates through 2015 secured by property	4,932	43,467

GREAT CHINA INTERNATIONAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

5.508% (2004: 5.04%) note payable to a bank monthly installments of principal and interest, due on various dates through 2016 secured by property	5,461	53,135
5.508% (2004: 5.04%) note payable to a bank monthly installments of principal and interest, due on various dates through 2017 secured by property	8,549	92,351
5.04% note payable to a bank monthly installments of principal and interest, due on various dates through 2019 secured by property	5,958	52,040
5.508% (2004: 5.04%) note payable to a bank monthly installments of principal and interest, due on various dates through 2020 secured by property	3,973	54,571
5.508% (2004: 5.04%) note payable to a bank monthly installments of principal and interest, due on various dates through 2021 secured by property	3,894	57,052
5.04% note payable to a bank monthly installments of principal and interest, due on various dates through 2022 secured by property	10,098	101,415
5.508% note payable to a bank monthly installments of principal and interest, due on various dates through 2022 secured by property	2,898	47,054
5.04% note payable to a bank monthly installments of principal and interest, due on various dates through 2023 secured by property	12,737	132,355
5.04% note payable to a bank monthly installments of principal and interest, due on various dates through 2025 secured by property	5,200	58,426
5.58% note payable to a bank monthly installments of principal and interest, due on various dates through 2025 secured by property	4,340	93,281

GREAT CHINA INTERNATIONAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

5.508% (2004: 5.04%) note payable to a bank monthly installments of principal and interest, due on various dates through 2026 secured by property	3,545	69,677
5.508% (2004: 5.04%) note payable to a bank monthly installments of principal and interest, due on various dates through 2028	2,277	50,249
5.508% (2004: 5.04%) note payable to a bank monthly installments of principal and interest, due on various dates through 2029 secured by property	2,420	56,052
5.508% (2004: 5.04%) note payable to a bank monthly installments of principal and interest, due on various dates through 2030 secured by property	2,995	71,091
5.508% (2004: 5.04%) note payable to a bank monthly installments of principal and interest, due on various dates through 2032 secured by property	4,974	128,961

	$2,625,647	$3,266,003

Mortgage loans are secured by legal charges over the Company’s land use rights and buildings of $3,211,313 and properties held for resale of $9,023,117.

Maturities of the long-term debts including mortgage loans for each of the next five years and thereafter are as follows:

Amount
2006	$2,625,647
2007	—
2008	—
2009	38,217
2010	494,189
Thereafter	2,733,597

$5,891,650

GREAT CHINA INTERNATIONAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

11.	Income tax

	2005	2004
Enterprise income tax	$34,455	$—

Enterprise income tax (“EIT”) in the People’s Republic of China is provided on the basis of the statutory profit for financial reporting purposes, adjusted for income and expense items, which are not assessable or deductible for income tax purposes.

Enterprise income tax has been provided at the rate of 30% (2004: 33%) on the estimated assessable income derived during the years ended December 31, 2005.

No provision for deferred tax has been made, as it is not considered that a material asset or liability will be realized in the foreseeable future. Deferred tax liability arising from timing difference and deferred tax benefits arising from losses from operations and which deferred tax liabilities or benefits are not provided for in the financial statements amounted to $nil as of December 31, 2005.

Although it is not anticipated in the foreseeable future, should the parent company receive dividends from its foreign subsidiaries, these dividends would be fully taxable, subject to an offset for foreign taxes paid on these earnings. The Company has not provided any accrual for any tax liabilities that might be incurred for the receipt of dividends from its foreign subsidiaries.

A reconciliation of the provision (benefit) for income taxes with amounts determined by applying the statutory U.S. federal income tax rate to income before income taxes is as follows:

	2005	2004
Computed tax at Federal statutory rate of 34%	$39,049	$—
Difference primarily attributable to EIT tax assessed on gross real estate sales	(4,594)	—

Provision for income taxes	$34,455	$—

Effective rate	30%	0%

12.	Commitments

As of December 31, 2005 the Company had $4,315,660 commitments for capital expenditures for contractual commitments of the construction projects (2004: nil).

13.	Subsequent events

On February 27, 2006, Shenyang Jitian Property Co. Ltd, a subsidiary of the Company, was confirmed as highest bidder in a public auction of land designated for residential and commercial development, which is located in Shenyang City. Shenyang Jitian Property Co., Ltd intends to primarily use bank financing to pay the total purchase price of $56.7 million. Failure to negotiate payment terms and make required payments will result in forfeiture of any deposits, interest in the property and may subject the Company to claims for other damages and costs.

On February 27, 2006, the Company accepted subscriptions for the purchase of $400,000 shares of common stock at a price of $4.00 per share to non-U.S. persons under Regulation S of the Securities Act of 1933. The Company paid a broker fees equal to 15% of the funds raised for assistance with the

GREAT CHINA INTERNATIONAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

placement. Additionally, the Company is continuing to offer up to an additional 1,100,000 shares at the same price and has agreed to file within 90 days following the closing of the offering a registration statement under the Securities Act of 1933 to permit purchasers to resell their shares.

On March 3, 2006, the Company granted an option to purchase 572,491 shares of its common stock to the new Chief Executive Officer of the Company. The option included a purchase price of $6.00 per share and vest in five equal increments beginning with the date of issuance and the following four anniversary dates. The options are exercisable over a term of five years from the date of vesting. Additionally, the Company issued an option to another employee to purchase 245,353 shares of common stock on identical terms.

Prospective investors may rely only on the information contained in this prospectus. Neither Great China International Holdings nor any selling security holder has authorized anyone to provide prospective investors with information different from that contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy the shares in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of the shares.

GREAT CHINA HOLDINGS INTERNATIONAL, INC.

Common Shares

$0.001 Par Value

PROSPECTUS

                    , 2006

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Articles of Incorporation and Bylaws provide that we will indemnify and hold harmless, to the full extent allowed by the laws of the State of Nevada, each person who was, or is threatened to be made a party to, or is otherwise involved in any threatened proceedings by reason of the fact that he or she is or was a director or officer of Great China Holdings or is or was serving at the request of Great China Holdings as a director, officer, partner, trustee, employee, or agent of another entity, against all losses, claims, damages, liabilities and expenses actually and reasonably incurred or suffered in connection with such proceedings.

Chapter 78, Sections 78.7502 and 78.751, of the Nevada Revised Statutes state the following:

NRS 78.7502 Discretionary and mandatory indemnification of officers, directors, employees and agents: General provisions.

1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

NRS 78.751 Authorization required for discretionary indemnification; advancement of expenses; limitation on indemnification and advancement of expenses.

1. Any discretionary indemnification under NRS 78.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made: (a) By the stockholders; (b) By the board of directors by majority vote of a quorum consisting of directors

I

who were not parties to the action, suit or proceeding; (c) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or (d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

2. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

3. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section: (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action; (b) continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the expenses in connection with this registration statement. We will pay all expenses of the offering. All of such expenses are estimates, other than the filing fees payable to the Securities and Exchange Commission and NASD.

Securities and Exchange Commission Filing Fee	$938
Printing Fees and Expenses	5,000
Legal Fees and Expenses	25,000
Accounting Fees and Expenses	20,000
Miscellaneous	4,062

TOTAL	$55,000

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

Great China Holdings sold 762,500 shares of common stock at $4.00 per share for gross proceeds of $3,050,000, to the selling security holders listed in the prospectus, all of whom reside in the PRC. The shares were sold under Regulation S, which establishes a safe harbor from the registration requirements of the Securities Act of 1933 for offers and sales of securities outside the United States. Great China Holdings agreed to register the shares for resale under the Securities Act of 1933. We paid to a broker located in Hong Kong a fee equal to 15% of the funds raised for its assistance with the placement.

Lawrence Shui San Cheng was appointed Chief Financial Officer of Great China Holdings effective May 18, 2006. At that time he was granted an option to purchase 10,000 shares of our common stock at a purchase price of $11.00 that vests immediately and is exercisable for one year from May 18, 2006. These options were granted in reliance on the exemption from registration set forth in Section 4(2) of the Securities Act of 1933.

In March 2006, Deng Zhi Ren became the chief executive officer of Great China Holdings and Tang Yee Kwan became the new investor relations officer. In connection with their engagement, Mr. Deng received an option to purchase 572,491 shares of common stock and Ms. Tang received an option to purchase 245,353 shares. Both options are exercisable at a price of $6.00 per share and vest in five equal increments beginning with the date of

II

grant and continuing on the following four annual anniversary dates of grant, subject to continued employment with Great China Holdings. Great China Holdings agreed to register the shares issued on exercise of the options for resale under the Securities Act of 1933.

At December 31, 2004, we were indebted to each of Wayne M. Rogers and Jack Gertino, both former officers and directors, in the amount of $36,000 for accrued compensation. On March 5, 2005, we issued to each of Messrs. Rogers and Gertino a convertible promissory note in the principal amount of $36,000 in complete payment of accrued compensation at December 31, 2004. Each note bears interest at the rate of six percent per annum, and the principal is convertible to common stock of the Company at the rate of one share for each $0.163614 of principal. Consequently, each note is convertible to a total of 220,030 common shares of the Company. On August 12, 2005, Messrs. Rogers and Gertino each converted their notes to common stock. The shares were issued in reliance on the exemption from registration set forth in Section 3(a)(9) and/or 4(2) of the Securities Act of 1933.

On July 13, 2005, we issued 10,102,333 shares of our common voting stock to the former stockholders of Silverstrand International Holdings in exchange for all of the capital stock of Silverstrand International Holdings. The common shares were issued in reliance on the exemption from registration set forth in Section 4(2) of the Securities Act of 1933 and Rule 506 of Regulation D adopted there under.

ITEM 27. EXHIBITS.

The following documents are included as exhibits to this report pursuant to Item 601 of Regulation S-B.

Exhibit No.	Title of Document

3.1	Articles of Incorporation (1)

3.2	Articles of Amendment effective September 15, 2005 (2)

3.3	Bylaws (1)

5.1	Opinion on Legality

10.1	Stock Exchange Agreement dated March 8, 2005 by and among the Company, Silverstrand International Holdings Limited, Jiang Fang, Jiang Peng, Duan Jing Shi, Li Guang Hua and Wang Li Rong (3)

10.2	Convertible Note dated March 5, 2005 issued to Wayne M. Rogers (3)

10.3	Convertible Note dated March 5, 2005 issued to Jack M. Gertino (3)

10.4	Stock Right Transfer Agreement dated October 18, 2004 among Silverstrand International Holdings Limited and each of Jiang Fang, Jiang Peng, Duan Jing Shi, Li Guang Hua and Wang Li Rong (2)

10.5	Sales and Purchase Contract dated December 8, 2005 between Shenyang Yunfeng Real Estate Development Co. Ltd. and Shenyang Maryland International Industry Co. Ltd. (2)

10.6	Amendment dated December 28, 2005 to Sales and Purchase Contract dated December 8, 2005 between Shenyang Yunfeng Real Estate Development Co. Ltd. and Shenyang Maryland International Industry Co. Ltd. (2)

10.7	Sales and Purchase Contract dated December 28, 2005 between Silverstrand International Holdings Limited and I.R.E. Corporation Limited (Ref. No. HT-2005-12003) (2)

10.8	Sales and Purchase Contract dated December 28, 2005 between Silverstrand International Holdings Limited and I.R.E. Corporation Limited (Ref. No: HT-2005-12004) (2)

10.9	Sales and Purchase Contract dated December 28, 2005 between Shenyang Maryland International Industry Co. Ltd. and Shenyang Yunfeng Real Estate Development Co. Ltd. (2)

10.10	Form of Executive Employment Agreement with Shenyang Maryland International Industrial Co. Ltd. (2)

10.11	Property Management Agreement dated March 18, 2004 with respect to the President Building between Shenyang Maryland International Industry Co., Ltd. and Jones Lang Lasalle (2)

III

10.12	Development Agreement dated April 26, 2004 between The People’s Government of Heping District, Shenyang, China and Shenyang Maryland International Industrial Co., Ltd. (2)

10.13	Employment Agreement with Deng Zhiren (4)

10.14	Form of option issued to Deng Zhi Ren and Tang Yee Kwan (4)

10.15	Form of Regulation S Subscription Agreement – February 2006 (2)

10.16	Form of Registration Rights Agreement – February 2006 (2)

10.17	Loan Agreement dated July 3, 2006 between Shenyang City Commercial Bank and Shenyang Jitian Property Co., Ltd.(5)

10.18	Loan Guarantee Agreement dated July 3, 2006 between Shenyang City Commercial Bank, Shenyang Maryland International Industry Co., Ltd., and Shenyang Jitian Property Co. (5)

10.19	Pledge (Mortgage) Agreement dated July 3, 2006 between Shenyang City Commercial Bank and Shenyang Jitian Property Co., Ltd. (5)

10.20	Creditor’s Right Transfer Agreement dated effective May 18, 2006 between Hainan Hexing Industry Co., Ltd. and Shenyang Jitian Property Co., Ltd. (5)

10.21	Loan Agreement dated for reference June 28, 2006 between Shenyang City Commercial Bank and Shenyang Jitian Property Co., Ltd. (6)

10.22	Loan Guarantee Agreement dated for reference June 28, 2006 among Shenyang City Commercial Bank, Shenyang Maryland International Industry Co., Ltd., and Shenyang Jitian Property Co., Ltd. (6)

10.23	Pledge (Mortgage) Agreement dated for reference June 28, 2006 among Shenyang City Commercial Bank, Shenyang Maryland International Industry Co., Ltd., and Shenyang Jitian Property Co., Ltd. (6)

23.1	Consent of Parsons Behle & Latimer (7)

23.2	Consent of Murrell, Hall, McIntosh & Co., PLLP

23.3	Consent of e-Fang Accountancy Corp., & CPA

24.1	Power of Attorney

(1)	These exhibits are incorporated herein by this reference to our registration statement on Form 10-SB, filed with the Securities and Exchange Commission on August 21, 1997.
(2)	These exhibits are incorporated herein by this reference to our Annual Report on Form 10-KSB for the year ended December 31, 2005, filed with the Securities and Exchange Commission on April 17, 2006.
(3)	These exhibits are incorporated herein by this reference to our Annual Report on Form 10-KSB for the year ended December 31, 2004, filed with the Securities and Exchange Commission on March 25, 2005.
(4)	These exhibits are incorporated herein by this reference to our Current Report on Form 8-K filed with the Securities and Exchange Commission on March 6, 2006.
(5)	This exhibit is incorporated herein by this reference to our Current Report on Form 8-K filed with the Securities and Exchange Commission on July 11, 2006.
(6)	This exhibit is incorporated herein by this reference to our Current Report on Form 8-K filed with the Securities and Exchange Commission on July 26, 2006.
(7)	The consent of Parsons Behle & Latimer is included in its opinion on legality, Exhibit No. 5.1.

ITEM 28. UNDERTAKINGS

A. The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

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(ii) To reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

B. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in a successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issuer.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in City of Shenyang, Heping District, People’s Republic of China, on September 8, 2006.

GREAT CHINA INTERNATIONAL HOLDINGS, INC.

By	/s/ Deng Zhi Ren
Deng Zhi Ren, Principal Executive Officer
Chief Executive Officer

By	/s/ Cheng Shui San
Cheng Shui San, Principal Financial and Accounting Officer
Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Date September 8, 2006	By:	/s/ Jiang Fang
Jiang Fang, Director

Date September 8, 2006	By:	/s/ Duan Jing Shi
Duan Jing Shi, Director

Date September 8, 2006	By:	/s/ Chen Jin Rong
Chen Jin Rong, Director

Date September 8, 2006	By:	/s/ Wang Jian Guo
Wang Jian Guo, Director

Date September 8, 2006	By:	/s/ Wang Li Rong
Wang Li Rong, Director

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